UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 333-224459

SEADRILL LIMITED

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(441)295-6935

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Explanatory Note

This Form 6-K is being filed solely to update the financial information in our Registration Statement on Form F-1 (Registration No. 333-224459) (the “F-1 Registration Statement”) as required by U.S. securities law. We filed the F-1 Registration Statement as a pre requisite under an investment agreement with certain investors for our emergence from restructuring.

This interim report for the period ended June 30, 2018 relates to our predecessor, Seadrill Limited (SEC File No. 001-34667), prior to its emergence from chapter 11 on July 2, 2018, and this should be borne in mind when reading this interim report.

As publicized previously, the Company will report its first set of financial results on a post emergence basis for the quarterly period ending September 30, 2018 during November 2018, which financial results will reflect the effects of the reorganization post emergence and fresh start reporting.

This Form 6-K will be incorporated by reference into our F-1 Registration Statement which registered the resale by selling shareholders named in the prospectus contained therein of certain of our common shares.

In the F-1 Registration Statement, we include pro-forma financial information as at June 30, 2018 which takes the financial information from this 6-K, representing our predecessor, Seadrill Limited, prior to emergence, and illustrates the effects of the reorganization and fresh start reporting. Under fresh start reporting, the fair value of our assets and liabilities are expected to differ materially from the recorded values of our assets and liabilities as reflected in our Consolidated Financial Statements for reporting periods prior to our emergence from restructuring.

This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of our predecessor Seadrill Limited (SEC File No. 001-34667) as of and for the six-month period ended June 30, 2018.

This Form 6-K is hereby incorporated by reference into our Registration Statement on Form S-8 (Registration No.333-227101).

Seadrill Limited

Report on Form 6-K for the six months ended June 30, 2018

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

This report on Form 6-K for the six months to June 30, 2018 and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	our ability to maintain relationships with suppliers, customers, employees and other third parties following our emergence from Chapter 11 proceedings;

•	our ability to maintain and obtain adequate financing to support our business plans post-emergence from Chapter 11;

•

factors related to the offshore drilling market, including changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;

•	supply and demand for drilling units and competitive pressure on utilization rates and dayrates;

•	customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;

•	the repudiation, nullification, modification or renegotiation of drilling contracts;

•	delays in payments by, or disputes with, our customers under our drilling contracts;

•	fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;

•	the liquidity and adequacy of cash flow for our obligations;

•	our ability to successfully employ our drilling units;

•	our ability to procure or have access to financing;

•	our expected debt levels;

•	our ability to comply with certain covenants in our debt financing agreements;

•	credit risks of our key customers;

•

political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;

•	the concentration of our revenues in certain geographical jurisdictions;

•	limitations on insurance coverage, such as war risk coverage, in certain regions;

•	any inability to repatriate income or capital;

•	the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;

•	newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;

•	import-export quotas;

•	wage and price controls and the imposition of trade barriers;

•	the recruitment and retention of personnel;

•

regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

•	the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;

•	fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy;

•

tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, including those associated with our activities in Bermuda, Brazil, Norway, the United Kingdom and the United States;

•	legal and regulatory matters, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;

•

hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and the suspension of operations;

•	customs and environmental matters; and

•	other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in our annual report on Form 20-F filed with the SEC on April 13, 2018 (SEC File No. 001-34667) (the “20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is presented in the following sections:

•	Overview

•	Recent developments

•	Contract backlog

•	Market overview and trends

•	Operating results

•	Liquidity and capital resources

•	Cash flows

•	Borrowing activities

•	Quantitative and qualitative disclosures about market risk

•	Critical accounting estimates

Overview

We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jack-up rigs for operations in shallow-, mid-, deep- and ultra-deepwater areas, and in benign and harsh environments. We contract our drilling units primarily on a dayrate basis for periods between one and ten years to drill wells for our customers, typically oil super-majors and major integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.

Significant Developments for the Period January 1, 2018 through and including June 30, 2018

Events related to our refinancing

Confirmation of Plan of Reorganization and subsequent emergence from Chapter 11

On February 26, 2018, Seadrill Limited and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization (the “Plan”) with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization. The Plan became effective and the Debtors emerged from bankruptcy on July 2, 2018. As part of the Plan, an investment agreement (the “Investment Agreement”) was entered under which Hemen Investments Limited, an affiliate of Seadrill’s largest shareholder Hemen Holding Ltd. and a consortium of additional investors, including the bondholder parties to the Restructuring Support and Lock-Up Agreement (the “RSA”) (collectively, the “Commitment Parties”), committed to provide up to $1.08 billion in new cash, subject to certain terms and conditions. Under the terms of the Investment Agreement and the transactions contemplated thereby, the commitment parties to the Investment Agreement were issued common stock of Seadrill Limited’s successor (“New Seadrill”) (such shares, “New Seadrill Common Shares”) in connection with their purchase of $880 million principal amount of new secured notes (“New Secured Notes”) and in respect of certain structuring fees and the commitment parties purchased additional common shares of New Seadrill.

Certain other general unsecured creditors of the Debtors were also permitted to participate in a rights offering to participate in (i) a rights offering of up to $119.4 million in principal amount of the New Secured Notes (the “Notes Rights Offering”) and the corresponding pro rata portion of 57.5% of New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) a rights offering of up to $48.1 million in value of New Seadrill Common Shares (the “Equity Rights Offering”). The New Secured Notes and the New Seadrill Common Shares acquired by the Commitment Parties under the Investment Agreement were reduced to the extent the Note Rights and Equity Rights were exercised in the Notes Rights Offering and the Equity Rights Offering, respectively.

The Plan provided for New Seadrill to serve as the parent holding company for Seadrill’s subsidiaries after Seadrill’s and the other Debtors’ emergence from bankruptcy. New Seadrill was initially formed as a wholly-owned subsidiary of Seadrill and did not conduct any material operations prior to the effective date of the Plan. As part of the Debtors’ emergence from bankruptcy on July 2, 2018, the economic interests in the existing shares of Seadrill were extinguished, Seadrill is in the process of being dissolved under Bermuda law, and common shares of New Seadrill were issued to the parties entitled thereto under the Plan and under the Investment Agreement. The corporate reorganization also included the formation of two intermediate holding company subsidiaries of New Seadrill and the formation of NSNCo, which issued its New Secured Notes to the commitment parties and to participants in a rights offering to purchase New Secured Notes.

As a result of the Reorganization, the Plan equitized approximately $2.4 billion in unsecured bond obligations, more than $1.0 billion in contingent newbuild obligations, substantial unliquidated guaranty obligations, and approximately $250 million in unsecured interest rate and currency swap claims, while extending near term debt maturities, providing the Company with over $1.0 billion in new capital and leaving employee, customer and ordinary trade claims largely unimpaired. Refer to Note 3 “Chapter 11 Proceeding” of our consolidated financial statements included herein for more information.

Global settlement agreement

On February 26, 2018, the Debtors announced a global settlement with an ad hoc group of holders of unsecured bonds (the “Ad Hoc Group”), the official committee of unsecured creditors (the “Committee”) and other major creditors in their Chapter 11 cases, including Samsung Heavy Industries Co., Ltd. (“Samsung”) and Daewoo Shipbuilding & Marine Engineering Co., Ltd. (“DSME”), two of the Debtors’ newbuild shipyards, and an affiliate of Barclays Bank PLC (“Barclays”), another holder of unsecured bonds. The Debtors entered into an amendment to the RSA signed on September 12, 2017 and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the capital commitment as Commitment Parties, increased the Capital Commitment from $1.06 billion to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL and Sevan under the plan of reorganization, an agreement regarding the allowed claim of certain newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

Following the allowed claim agreement in respect of the certain newbuild shipyards Samsung and DSME, we recognized a liability of $1.064 billion in the year ended December 31, 2017. Due to the Plan anticipating these specific rejection and termination of the newbuild contracts, we recognized an impairment of the newbuild assets in those shipyards related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

Other significant developments

West Rigel settlement agreement

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong in respect of the West Rigel, which was held as an asset held for sale as at December 31, 2017. The agreed share of proceeds from the sale of the West Rigel by Jurong was $126 million. The sale completed and the proceeds were received on May 9, 2018.

Interest Rate Cap

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our floating rate debt. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The principal amount covered by the cap as at June 30, 2018 is $4.5 billion. As at June 30, 2018, the fair value of the interest rate cap was $61 million.

West Leo early termination litigation

On July 18, 2018 we announced that Seadrill Partners LLC, a company in which Seadrill holds a 46.6% investment interest, in a combination of common and subordinated units, received approximately $248 million relating to the West Leo early termination litigation award, of which $204 million was recognized as revenue in Seadrill Partners LLC’s Statement of Operations for the second quarter ended June 30, 2018.

Operations

During the first half of 2018, Seadrill owned 19 floaters and 16 jack-up rigs. The status of our rig fleet as at June 30, 2018 is as follows:

Operating floaters	10
Operating floaters utilization (1)	95%
Idle floaters	9
Operating jack-ups	8
Operating jack-up utilization (1)	98%
Idle jack-ups	8
Total operating rigs	18
Total operating rigs utilization (1)	96%
Total idle rigs	17
Total rigs	35

(1)	Economic utilization excluding downtime for planned maintenance

Commercial

The following commercial developments took place during the six months ended June 30, 2018:

•	The West Hercules was awarded a two well contract with Statoil in the Barents Sea.

•	The Sevan Louisiana was awarded a one well contract with Walter Oil & Gas to commence at the end of 2018.

•	The West Tucana was awarded a 440-day contract with GDI in Qatar.

•	The West Gemini has had a three-well extension on its current contract with ENI.

•	The West Saturn had a one-well extension on its current contract with Equinor in Brazil.

•	The West Neptune had a 365-day extension on its current contract with LLOG in the Gulf of Mexico.

Contract Backlog

Our contract backlog, as of September 27, 2018, totaled approximately $2.2 billion. Of the total contract backlog, $0.7 billion is attributable to our semi-submersible rigs and drillships and $1.5 billion attributable to our jack-up units. We expect approximately $0.2 billion of our contract backlog to be realized in the remainder of 2018.

Contract backlog for our drilling fleet is calculated as the contract dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Contract backlog excludes amounts for mobilization and demobilization, contract preparation, and customer reimbursables. The amount of actual revenues earned and the actual periods during which revenues are earned will be different from the backlog projections due to various factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

Market Overview and Trends

We provide operations in oil and gas exploration and development in regions throughout the world and our customers include integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies. Over the course of the last three years, oil and gas companies have focused on preserving cash and reducing their spend, in some cases consciously allowing the production decline rate on producing fields to accelerate. The more recent improvements and stability in oil price has resulted in an increase in contracting activity for offshore drilling units. The increased volume of work has not yet been reflected in pricing, however taking into account the need to reverse production decline rates and grow production, we expect demand for offshore drilling units to continue to increase with dayrate improvements expected to follow.

Operating Results for the Six Months Ended June 30, 2018 compared to Six Months Ended June 30, 2017

The following table sets forth our operating results for the six months ended June 30, 2018 and 2017.

	Six months ended June 30, 2018				Six months ended June 30, 2017
(In $ millions)	Floaters	Jack- ups	Other	Total	Floaters	Jack- ups	Other	Total
Total operating revenues	482	193	37	712	744	360	42	1,146
Loss on disposals	—	—	—	—	—	(166)	—	(166)
Contingent consideration realized	7	—	—	7	11	—	—	11
Impairment of long-lived assets	(340)	(74)	—	(414)	—	—	—	—
Total operating expenses (excluding impairment)	(595)	(286)	(37)	(918)	(660)	(309)	(39)	(1,008)

Net operating loss	(446)	(167)	—	(613)	95	(115)	3	(17)
Interest expense				(38)				(195)
Reorganization items				(109)				—
Other financial items				161				99

Loss before income taxes				(599)				(113)
Income tax (expense)/benefit				(36)				12
Net loss				(635)				(101)

Total operating revenues

	Six months ended June 30,
(In $ millions)	2018	2017	Change
Floaters	482	744	(35)%
Jack-ups	193	360	(46)%
Other	37	42	(12)%

Total operating revenues	712	1,146	(38)%

Total operating revenues were $712 million for the six months ended June 30, 2018, compared to $1,146 million for the six months ended June 30, 2017, a decrease of $434 million or 38%. Total operating revenues consist of contract, reimbursable and other revenues. The decrease in total operating revenues was primarily due to additional idle units and new contracts at lower dayrates.

	Six months ended June 30, 2018			Six months ended June 30, 2017
	Number of rigs/ships on contract	Average Contract Revenues ($)	Utilization (1) (%)	Number of rigs/ships on contract	Average Contract Revenues ($)	Utilization (1) (%)
Floaters	10	279,444	95%	9	400,208	97%
Jack-ups	8	130,845	98%	11	147,414	98%

(1)	Economic utilization excluding downtime for planned maintenance

Total operating revenues in the floaters segment were $482 million for the six months ended June 30, 2018, compared to $744 million for the six months ended June 30, 2017, a decrease of $262 million or 35%. The decrease was primarily due the conclusion of several contracts and commencement of new contracts at lower dayrates, partially offset by an additional unit in operation.

Total operating revenues in the jack-ups segment were $193 million for the six months ended June 30, 2018 compared to $360 million for the six months ended June 30, 2017, a decrease of $167 million or 46%. The decrease was primarily due to additional idle units and new contracts at lower dayrates.

Loss on disposals

For the six months ended June 30, 2018 there was no gain or loss on disposals (six months ended June 30, 2017: loss of $166 million). The share of proceeds from the sale of the West Rigel by Jurong was equal to its book value, and therefore did not generate a gain or loss on disposal. In April 2017 we agreed to sell the West Triton, West Mischief and West Resolute to Shelf Drilling, recognizing a loss on disposal of $166 million.

Contingent consideration recognized

Contingent consideration recognised for the six months ended June 30, 2018 was $7 million compared to $11 million for the six months ended June 30, 2017. As part of the consideration for the sale of the West Vela and West Polaris to Seadrill Partners we agreed to receive a portion of earned dayrates. The reduction relative to the comparable period is related to the conclusion of the West Polaris contract.

Impairment of long-lived assets

As at June 30, 2018, we determined that the continuing downturn in the offshore drilling market was an indicator of impairment on certain assets. Following an assessment of recoverability, an impairment was recorded of $414 million.

Total operating expenses (excluding impairment of long-lived assets)

	Six months ended June 30,
(In $ millions)	2018	2017	Change
Floaters	(595)	(660)	(10)%
Jack-ups	(286)	(309)	(7)%
Other	(37)	(39)	(5)%

Total operating expenses	(918)	(1,008)	(9)%

Total operating expenses were $918 million for the six months ended June 30, 2018 compared to $1,008 million for the six months ended June 30, 2017, a decrease of $90 million, or 9%. Total operating expenses consist of vessel and rig operating expenses, depreciation and amortization, reimbursable expenses and general and administrative expenses. The decrease was primarily due to additional idle units and lower general and administrative expense as professional and advisory fees were recognized as reorganization items.

Total operating expenses for the floaters operating segment were $595 million for the six months ended June 30, 2018 compared to $660 million for the six months ended June 30, 2017, a decrease of $65 million, or 10%. The decrease was primarily due lower general and administrative expense as professional and advisory fees were recognized as reorganization items and lower personnel costs.

Total operating expenses for the jack-ups operating segment were $286 million for the six months ended June 30, 2018 compared to $309 million for the six months ended June 30, 2017, a decrease of $23 million, or 7%. The decrease was primarily due to additional idle units and lower general and administrative expense as professional and advisory fees were recognized as reorganization items, offset by $48 million of bad debt expense recognized in the six months ended June 30, 2018.

Interest expense

Interest expense was $38 million for the six months ended June 30, 2018 compared to $195 million for the six months ended June 30, 2017, a decrease of $157 million, or 81%. The decrease was primarily due to post-petition contractual interest expenses incurred on secured credit facilities of $104 million related to debt held as subject to compromise which have not been recognized in the Consolidated Statement of Operations for the six months ended June 30, 2018. This has been recorded as a reduction to debt principal value in the Consolidated Balance Sheet (nil in the six months ended June 30, 2017). The Debtors have discontinued recording interest on the unsecured bonds classified as liabilities subject to compromise from the Petition Date. Contractual interest on liabilities subject to compromise not reflected in the consolidated statements of operations was approximately $76 million for the six months ending June 30, 2018.

Other financial items and reorganization items

Other financial items reported in the Consolidated Statement of Operations include the following items:

	Six months ended June 30,
(In $ millions)	2018	2017
Interest income	19	36
Share in results from associated companies (net of tax)	149	91
(Loss) / gain on derivative financial instruments	(4)	7
Gain on debt extinguishment	—	19
Loss on foreign exchange	—	(29)
Unrealized loss on marketable securities	(3)	—
Other financial items and other income and expense, net	—	(25)
Reorganization items	(109)	—

Total other financial items and reorganization items	52	99

Interest income was $19 million for the six months ended June 30, 2018 compared to $36 million for the six months ended June 30, 2017, a decrease of $17 million, or 47%. The decrease was primarily due to lower related party interest received from Seadrill Partners after the West Vencedor loan was repaid and interest on cash deposits held by Debtor entities were recognized through reorganization items while in Chapter 11 Proceedings.

Share in results from associated companies was $149 million for the six months ended June 30, 2018 compared to $91 million for the six months ended June 30, 2017, an increase of $58 million or 64%. The increase was primarily related to our investment in Seadrill Partners, which benefited from a litigation ruling in its favor.

The loss on derivative financial instruments was $4 million for the six months ended June 30, 2018 compared to a gain of $7 million for the six months ended June 30, 2017, a change of $11 million or 157%. The loss in the six months ended June 30, 2018 was related to an interest rate cap for on our floating rate debt, partially offset by a gain in the fair value adjustment in the conversion option held in Archer. The gain in the six months ended June 30, 2017 was related to cross currency interest rate swaps, partially offset by interest rate swap losses

There was no gain on debt extinguishment for the six months ended June 30, 2018 compared to $19 million for the six months ended June 30, 2017. The gain in the six months ended June 30, 2017 was due to the conversion of subordinated loans provided to Archer, inclusive of associated fees and interest, into a new convertible debt instrument.

There was no foreign exchange loss for the six months ended June 30, 2018 compared to a loss of $29 million for the six months ended June 30, 2017. The loss recognized in the six months ended June 30, 2017 was related to our NOK and SEK denominated bonds. From the Chapter 11 filing date, September 12, 2017, the bonds were no longer revalued, therefore reducing our exposure to foreign currency movements.

Other financial items were nil for the six months ended June 30, 2018 compared to an expense of $25 million for the six months ended June 30, 2017. The expense in the six months ended June 30, 2017 was primarily due to pre-petition professional and advisory fees related to our reorganization. After filing, these were held as reorganization items within the Consolidated Statement of Operations.

Reorganization items for the six months ended June 30, 2018 were an expense of $109 million. These include post-petition professional and advisory fees incurred during our restructuring, partially offset by interest on cash deposits held by filed entities.

Income taxes

Income tax expense was $36 million for the six months ended June 30, 2018 compared to a credit of $12 million for the six months ended June 30, 2017. The change is primarily due to an increase in uncertain tax positions and an $18 million tax expense due to an adjustment in the income tax charge for a subsidiary related to prior years.

Liquidity and Capital Resources

We operate in a capital-intensive industry. Historically our investments in newbuildings, secondhand drilling units and acquisitions of other companies have been financed through borrowings from commercial banks and export credit agencies, cash generated from operations, and a combination of equity, bond and convertible bond offerings.

Our funding and treasury activities are conducted within corporate policies to maximize returns while maintaining appropriate liquidity for our operating requirements. Cash and cash equivalents are held mainly in US dollars, with lesser amounts held in Norwegian Kroner, Malaysian Ringgit, British Pounds and Brazilian Reais.

Our liquidity requirements relate to servicing and repaying debt, funding investment in drilling units, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows. Most of our contract and other revenues are generally received between 30 and 60 days in arrears, and most of our operating costs are paid on a monthly basis. We have historically relied on our cash generated from operations to meet our short-term liquidity needs. However, as a result of the downturn in the offshore industry, we were required to obtain additional liquidity to fully meet our short-term liquidity requirements. To obtain this additional liquidity and to implement the transactions contemplated as part of the RSA and Investment Agreement, we commenced Chapter 11 proceedings under the Bankruptcy Code on September 12, 2017. In our 20-F for the year ended December 31, 2017, we reported that these conditions gave rise to a substantial doubt over our ability to continue as a going concern for a period of at least twelve months after the date the financial statements were issued.

On July 2, 2018, we emerged from the Chapter 11 Proceedings. The emergence from the Chapter 11 Proceedings and consummation of the Plan addressed our liquidity concerns as it provided for $1.08 billion of in new capital, equitized approximately $2.4 billion in unsecured bond obligations and approximately $250 million in unsecured interest rate and currency swaps, eliminated near-term amortization obligations and extended maturities on debt. We emerged from Chapter 11 with $2.1 billion of post emergence cash and $7.6 billion of outstanding debt principal. We believe that cash on hand, liquid investments, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

The financial information included herein has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.

Upon emergence from Chapter 11 (the “Effective Date”), we expect to adopt fresh start reporting. Under fresh start reporting, the fair value of our assets and liabilities as of that date are expected to differ materially from the recorded values of our assets and liabilities as reflected in our historical Consolidated Financial Statements. In addition, we expect the adoption of fresh start accounting to materially affect the results of operations following the fresh start reporting date, as we will have a new basis for our assets and liabilities. Consequently, our historical financial statements would not be reliable indicators of our financial condition and results of operations for any future period should we apply fresh start accounting.

As at June 30, 2018, we had cash and cash equivalents totaling $0.8 billion, as compared to $1.3 billion as at December 31, 2017, and in addition we had $409 million of short-term restricted cash, compared to $104 million as at December 31, 2017. In the six months ended June 30, 2018, we used cash from operations of $132 million, generated $149 million in investing activities, and used $153 million in financing activities. In the six months ended June 30, 2017 we generated cash from operations of $219 million, generated $287 million in investing activities, and used $510 million in financing activities.

As at June 30, 2018, we had contractual commitments under eight newbuilding contracts totaling $1.7 billion ($1.7 billion as at December 31, 2017). The newbuilding commitments are for eight jack-up contracts that we have with the Dalian shipyard. These contracts are all with limited liability subsidiaries of Seadrill Limited that do not have the benefit of a Seadrill Limited guarantee. We continue discussions with Dalian regarding taking delivery of these units.

The table below shows the maturity schedule for the newbuilding contractual commitments as of June 30, 2018 which reflects the previous deferral agreements with Dalian. It also reflects the global settlement reached under the Plan, under which the contracts with Samsung and DSME were rejected and terminated. Refer to Note 3 “Chapter 11 Proceedings” of our Consolidated Financial Statements included herein for further information.

(In $ millions)	2018	2019	2020	2021	2022	2023 and thereafter	Total purchase commitments
Newbuildings	1,683	—	—	—	—	—	1,683

Cash Flows

Net cash used in / provided by operating activities

Net cash used in operating activities was $132 million for the six months ended June 30, 2018 and net cash provided by operating activities was $219 million for the six months ended June 30, 2017. The decrease is primarily due to additional idle rigs and new contracts at lower dayrates, partially offset by lower operating costs.

Net cash provided by investing activities

Net cash provided by investing activities for the six months ended June 30, 2018 was $149 million driven by our share of proceeds from the sale of the West Rigel, proceeds from Seadrill Partners for contingent consideration with regard to the West Vela and payments received from loans granted to Seadrill Partners, offset by capital expenditure.

Net cash provided by investing activities for the six months ended June 30, 2017 was $287 million driven by the settlement of the West Mira construction contract, sale of the West Resolute and West Triton, proceeds from Seadrill Partners for contingent consideration related to the West Vela and West Polaris and payments of interest and remaining principal on loans granted to Seadrill Partners, offset by capital expenditures and a payment to remove guarantees on Archer debt.

Net cash used in financing activities

Net cash used in financing activities during the six months ended June 30, 2018 was $153 million. During bankruptcy proceedings, we no longer made repayments of debt principal held as subject to compromise. We continued to make interest payments on these facilities, representing adequate protection payments, however these were treated as a reduction in the principal.

Net cash used in financing activities during the six months ended June 30, 2017 was $510 million reflecting repayments of debt and revolving lines of credit.

Borrowing Activities

Our bankruptcy filing on September 12, 2017 constituted an event of default with respect to our pre-bankruptcy debt obligations and as a result of the filing, certain pre-petition long-term debt facilities are included in Liabilities Subject to Compromise in the Consolidated Balance Sheets as of December 31, 2017 and June 30, 2018. Refer to Note 3 “Chapter 11 Proceedings” of the unaudited interim financial statements included herein for information of our pre-bankruptcy debt

As at June 30, 2018, we had total outstanding borrowings under our secured credit facilities of $6.2 billion, of which $5.4 billion was classified as Liabilities Subject to Compromise, and $2.3 billion of unsecured bonds outstanding. We recognized $0.7 billion of loans relating to the Ship Finance entities which we consolidate into our Consolidated Financial Statements as VIEs. In addition, we had interest bearing debt of $0.3 billion under loan agreements with related parties.

Our secured credit facilities were secured by, among other things, liens on our drilling units. In addition, all of our loan agreements contained cross-default provisions, meaning that if we defaulted under one of our loan agreements, amounts outstanding under our other loan agreements may also have been in default, accelerated and become due and payable. Our unsecured debt consisted of bonds denominated primarily in U.S. dollars, but also in Norwegian Kroner and Swedish Kronor, with both fixed and floating rates of interest. For the floating bonds in NOK and SEK, we had entered into cross currency interest rate swaps to fix the interest and exchange rates to the dollar.

On September 12, 2017, we filed voluntary petitions for reorganization under Chapter 11 and entered into the RSA together with our consolidated subsidiaries NADL and Sevan and certain other consolidated subsidiaries. Ship Finance International Limited and three of its subsidiaries, which charter three drilling units to the Company Parties, also executed the RSA. The RSA contemplated that each of the Company Parties’ credit facilities were amended to provide, amongst other things:

•	approximately 4.0 to 5.5 year maturity extensions;

•	amortization relief with no amortization payments until 2020;

•	no maintenance covenants except minimum liquidity until Q1 2021; and

•	cross-collateralization of the existing credit facilities.

The RSA and Investment Agreement contemplated the formation of an intermediate holding company to issue the new secured notes. Rig-owning entities and certain other assets will be contributed to a subsidiary of that intermediate holding company, which will guarantee and facilitate cross-collateralization of the amended credit facilities. The RSA provides for amendments to SFL’s charter agreements with the Company Parties on terms generally consistent with the credit facility amendments.

Please refer to Note 17 “Debt” of the unaudited interim financial statements included herein for detailed information on our borrowings and credit facilities.

Covenants contained in our debt facilities

The full list of our covenants is disclosed in Note 17 “Debt” of the unaudited interim financial statements included herein.

Following emergence from Chapter 11 on the Effective Date, with the exception of minimum liquidity requirements, we are exempt from financial covenants until Q1 2021. Thereafter, in addition to minimum liquidity requirements we are required to maintain and satisfy certain financial ratios and covenants, relating to net leverage and debt service coverage.

Contractual Obligations

At June 30, 2018, we had the following contractual obligations and commitments:

	Payment due by period
(In $ millions)	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years	Total
Interest bearing debt (1)	91	125	593	138	947
Related party interest bearing debt	—	—	—	314	314

Total debt repayments	91	125	593	452	1,261
Interest expense (2)	—	—	—	—	—
Related party interest payments	14	28	28	26	96
Pension obligations (3)	3	6	6	11	26
Operating lease obligations	10	15	9	—	34
Newbuilding commitments (4)	1,683	—	—	—	1,683

Total contractual obligations	1,801	174	636	489	3,100

(1)	Excludes secured credit facilities and unsecured bond facilities that defaulted on filing for Chapter 11, and therefore held as “Liabilities subject to compromise” on the Consolidated Balance Sheets.
(2)

During bankruptcy proceedings interest payments on the secured credit facilities are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within “Liabilities subject to compromise” in the Consolidated Balance Sheets.

(3)	Pension obligations are the forecasted employer’s contributions to our defined benefit plans, expected to be made over the next ten years.
(4)	Newbuilding commitments relate to eight jack-up rigs totaling $1.7 billion with Dalian, reflecting all previous deferral agreements.

In addition to the above, we have recognized uncertain tax positions, inclusive of interest and penalties, of $75 million as at June 30, 2018 (December 31, 2017: $67 million).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including changes in interest rates, foreign currency fluctuations, equity and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into a variety of derivative instruments and contracts to maintain the desired level of risk exposure. We may enter into derivative instruments from time to time for speculative purposes.

Interest Rate Risks

Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt has reduced since filing for Chapter 11. We have historically managed this risk through the use of interest rate swaps and other derivative arrangements and continue to do so for some of our facilities which are not subject to compromise. Our objective is to obtain the most favorable interest rate borrowings available without increasing our foreign currency exposure. The extent to which we utilize interest rate swaps and other derivatives to manage our interest rate risk has been determined by the net debt exposure.

Interest rate swaps

At the date of filing for Chapter 11, or September 12, 2017, we had interest rate swap agreements with maturity dates between November 2, 2017 and January 29, 2027, which swapped the floating element of interest on our facilities for fixed LIBOR rates ranging between 0.74% and 3.34%. In addition, we had an interest rate swap contract principal, which was entered into in February 2014 with a forward start in March 2016, under which it pays a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements did not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “Loss / gain on derivative financial instruments”. We recognized total realized and unrealized losses of $18 million for the six months to June 30, 2017. No gains or losses were made in the six months to June 30, 2018 following the termination of interest rate swaps under the International Swaps and Derivatives Agreements (“ISDA”).

Cross currency interest rate swaps

At the date of filing for Chapter 11, or September 12, 2017, we had outstanding cross currency interest rate swaps with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.18%. These agreements did not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements were included in the Consolidated Statement of Operations under “Loss / gain on derivative financial instruments”. We recognized total realized and unrealized gains of $29 million for the six months to June 30, 2017. No gains or losses were made in the six months to June 30, 2018 following the termination of the cross-currency interest rate swaps under the ISDA.

Interest rate cap

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our floating rate debt. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The principal amount covered by the cap as at June 30, 2018 is $4.5 billion. As at June 30, 2018, the fair value of the interest rate cap was $61 million.

We did not designate the interest rate cap for hedge accounting and accordingly changes in the fair value of the interest rate cap are recorded in net income. We classified the unrealized loss in the period to June 30, 2018 of $7 million under the line item “(Loss) / gain on derivative financial instruments” in the Consolidated Statement of Operations.

Hedge accounted interest rate swaps

A Ship Finance subsidiary consolidated by Seadrill as a Variable Interest Entity (“VIE”) (refer to Note 23 “Variable Interest Entities”) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps qualify for hedge accounting and any changes in fair value are initially recorded within Other Comprehensive Income and then reclassified to the Consolidated Statement of Operations on settlement of the swap.

In the six months ended June 30, 2018, the VIE Ship Finance subsidiary recorded $0.3 million fair value gains (six months ended June 30, 2017: $1 million fair value gains). Any such gains or losses recorded by the VIE in OCI are allocated to non-controlling interests due to their ownership by Ship Finance.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the six months ended June 30, 2018 (six months ended June 30, 2017: no fair value gain or loss). The net cash settlements on these swaps for the six months ended June 30, 2018 was $0.1 million (six months ended June 30, 2017: $0.6 million).

	June 30, 2018		June 30, 2017
(In $ millions)	Outstanding principal	Fair value	Outstanding principal	Fair Value
Other non-current liabilities	141	—	164	(1)

As of June 30, 2018, our net exposure to floating interest rate fluctuations within the Statement of Operations on our outstanding external debt was $947 million, compared with $996 million as of December 31, 2017, offset by $4.5 billion total notional principal on our interest rate cap. The interest rate cap covers exposed floating interest rate debt held within subject to compromise, but as interest payments are treated as reductions in debt principal value, this does not impact the Statement of Operations. As such, a 1% increase or decrease in short-term interest rates would increase our net income on an annual basis by approximately $9 million on for the six months to June 30, 2018, compared to an increase or decrease of $10 million in as at December 31, 2017.

Foreign exchange risk management

We and the majority of our subsidiaries use the U.S. dollar as the functional currency because the majority of the revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows. Prior to entering Chapter 11 we were exposed to the impact of changes in currency exchange rates on NOK and SEK denominated debt. Prior to September 13, 2017, we had entered into derivative agreements to mitigate the risk of exchange rate fluctuations.

Foreign currency forwards not qualified for hedge accounting

As at June 30, 2018 and 2017 we had no outstanding forward currency agreements.

Other derivative agreements

Archer convertible debt instrument

On April 26, 2017 we agreed with Archer to convert total outstanding subordinated loans provided to Archer, inclusive of associated fees and interest, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are required to be measured at fair value at each reporting date. The fair value of the new loan receivable as at inception, April 26, 2017, was $56 million, resulting in a $19 million gain on the extinguishment of the original subordinated debt in the statement of operations.

At June 30, 2018 the fair value of the convertible debt instrument was $58 million of which the split between debt and embedded derivative option was $46 million and $12 million respectively. The debt and embedded derivative option was revalued at the period end and we have recognized a fair value gain on the debt component of $2 million and a fair value gain on the embedded conversion option of $4 million for the six months ending June 30, 2018.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in our annual report on Form 20-F.

Critical accounting estimates that have significantly impacted the six months ended June 30, 2018 are as follows:

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the asset with its fair value to determine an impairment loss to be recognized during the period. The determination of expected undiscounted cash flow amounts requires significant estimates, judgments and assumptions, including future dayrates, contract probabilities, economic utilization, capital and operating expenditure, applicable tax rates and asset lives. We operate in a highly cyclical industry which can’t always be predicted with a high level of accuracy. Therefore, differences between previous judgments and estimates and actual results will occur. We reassess judgments and estimates in the period in which significant differences are observed and may conclude that a triggering event has occurred and perform a recoverability test.

The downturn in the offshore drilling market, which started in 2013, has continued into the period to June 30, 2018. During this time, we have observed contract dayrates have been below the levels assumed in our previous forecasts. We considered this to be an indicator of potential impairment and reassessed recoverability of our drilling units by evaluating their estimated undiscounted future net cash flows based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. We calculated that the estimated undiscounted future net cash flows for three of our rigs were lower than their carrying values. This was primarily driven by lower assumptions on future dayrates and future contract probabilities. As a result, we recorded an impairment charge to reduce the value of these rigs to their fair value. The impairment expense totaled $414 million and was classified within “Loss on impairment of long-lived assets” on the Consolidated Statement of Operations. We derived the fair value of the rigs using an income approach. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital of 11.4%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test. These estimates represented Level 3 fair value measurements.

Redeemable non-controlling interests

Subsequent to filing bankruptcy petitions, Seadrill executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder of one of Seadrill’s subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to provide a framework for a monetization event for the minority shareholder of AOD as well as obtain unanimous approval of the AOD board of directors (which included the minority shareholder) in order for AOD to become a party to the RSA and participate in Seadrill’s broader debt restructuring under its Chapter 11 reorganization.

The TSA executed between the parties provides an option to the holders of non-controlling interest shares to sell the shares it owns to Seadrill subject to a price ceiling (“Put Option”). After the end of the effective period of the Put Option, if the right remains unexercised, Seadrill has the option to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). The Put Option generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill.

The embedded redemption feature of the put option causes the fair value of the non-controlling interest held in AOD to be reclassified from equity to “Redeemable non-controlling interest” within the Consolidated Balance Sheets. Any fair value adjustments to generate an expected redemption value have been taken through retained earnings. The impact of this adjustment reduces non-controlling interest by $150 million, created redeemable non-controlling interest of $25 million, with a fair value adjustment through retained earnings of $127 million.

To calculate the fair value of the non-controlling interest shares, we first estimated the fair value of AOD in total and then allocated this between the shares held by us and by those held by the non-controlling interest. We estimated the fair values of AOD in total by adjusting the Consolidated Balance Sheet position of AOD as at June 30, 2018 for an updated fair value of the three drilling units: AOD I, AOD II and AOD III. We derived the fair value of the three drilling units using a market approach.

Income taxes

Seadrill is a Bermuda company that has a number of subsidiaries and affiliates in various jurisdictions. We are not currently required to pay income taxes in Bermuda on ordinary income or capital gains because we qualify as an exempt company. We have received written assurance from the Minister of Finance in Bermuda that we will be exempt from taxation until March 2035. Certain of our subsidiaries operate in other jurisdictions where income taxes are imposed. Consequently, income taxes have been recorded in these jurisdictions when appropriate. Our income tax expense is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. We provide for income taxes based on the tax laws and rates in effect in the countries in which our operations are conducted and income is earned. The income tax rates and methods of computing taxable income vary substantially between jurisdictions. Our income tax expense is expected to fluctuate from year to year because our operations are conducted in different tax jurisdictions and the amount of pre-tax income fluctuates.

The determination and evaluation of our annual group income tax provision involves the interpretation of tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events, such as amounts, timing and the character of income, deductions and tax credits. There are certain transactions for which the ultimate tax determination is unclear due to uncertainty in the ordinary course of business. We recognize tax liabilities based on our assessment of whether our tax positions are more likely than not sustainable, based solely on the technical merits and considerations of the relevant taxing authorities widely understood administrative practices and precedence. Changes in tax laws, regulations, agreements, treaties, foreign currency exchange restrictions or our levels of operations or profitability in each jurisdiction may impact our tax liability in any given year. While our annual tax provision is based on the information available to us at the time, a number of years may elapse before the ultimate tax liabilities in certain tax jurisdictions are determined. Current income tax expense reflects an estimate of our income tax liability for the current year, withholding taxes, changes in prior year tax estimates as tax returns are filed or from tax audit adjustments. Our deferred tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reflected on the balance sheet. Valuation allowances are determined to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. To determine the amount of deferred tax assets and liabilities, as well as at the valuation allowances, we must make estimates and certain assumptions regarding future taxable income, including where our drilling units are expected to be deployed, as well as other assumptions related to our future tax position. A change in such estimates and assumptions, along with any changes in tax laws, could require us to adjust the deferred tax assets, liabilities or valuation allowances.

Seadrill Limited

(Debtor-in-Possession)

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the six months ended June 30, 2018 and 2017

(In $ millions)	Six Months Ended June 30,
	2018		2017
Operating revenues
Contract revenues		619	1,040
Reimbursable revenues		21	18
Other revenues	*	72	88

Total operating revenues		712	1,146

Loss on disposals		—	(166)
Contingent consideration realized	*	7	11
Operating expenses
Vessel and rig operating expenses	*	407	437
Reimbursable expenses		20	16
Depreciation and amortization		391	406
Loss on impairment of long-lived assets		414	—
General and administrative expenses	*	100	149

Total operating expenses		1,332	1,008

Operating loss		(613)	(17)
Financial items and other income and expense
Interest income	*	19	36
Interest expense		(38)	(195)
Share in results from associated companies (net of tax)		149	91
(Loss)/gain on derivative financial instruments	*	(4)	7
Gain on debt extinguishment		—	19
Foreign exchange loss		—	(29)
Unrealized loss on marketable securities		(3)	—
Other financial items and other income/(expense), net	*	—	(25)
Reorganization items		(109)	—

Total financial items and other income/(expense), net		14	(96)

Loss before income taxes		(599)	(113)
Income tax (expense)/benefit		(36)	12

Net loss		(635)	(101)

Net loss attributable to the parent		(477)	(78)
Net loss attributable to the non-controlling interest		(160)	(23)
Net loss attributable to the redeemable non-controlling interest		2	—
Basic loss per share (US dollar)		(0.95)	(0.16)
Diluted loss per share (US dollar)		(0.95)	(0.16)

*	Includes transactions with related parties. Refer to Note 24 “Related party transactions”.

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the six months ended June 30, 2018 and 2017

(In $ millions)	Six Months Ended June 30,
	2018	2017
Net loss	(635)	(101)
Other comprehensive income/(loss), net of tax:
Unrealized gain on marketable securities	—	6
Change in fair value of debt component of Archer convertible bond	2	—
Actuarial gain relating to pension	1	1
Unrealized gain on interest rate swaps in VIEs and subsidiaries	—	1
Share of other comprehensive loss from associated companies	11	(14)

Other comprehensive income (loss):	14	(6)

Total comprehensive loss for the period	(621)	(107)

Comprehensive loss attributable to the parent	(463)	(84)
Comprehensive loss attributable to the non-controlling interest	(160)	(23)
Comprehensive loss attributable to the redeemable non-controlling interest	2	—

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED BALANCE SHEETS

as at June 30, 2018 and December 31, 2017

(In $ millions)	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	809	1,255
Restricted cash	409	104
Marketable securities	121	124
Accounts receivable, net	272	295
Short-term amounts due from related parties	181	217
Other current assets	247	257

Total current assets	2,039	2,252

Non-current assets
Investment in associated companies	1,615	1,473
Newbuildings	249	248
Drilling units	12,531	13,216
Deferred tax assets	8	10
Equipment	35	29
Long-term amounts due from related parties	565	547
Assets held for sale	—	126
Other non-current assets	3	81

Total non-current assets	15,006	15,730

Total assets	17,045	17,982

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities
Debt due within one year	90	509
Trade accounts payable	96	72
Short-term amounts due to related parties	4	10
Other current liabilities	229	268

Total current liabilities	419	859

Liabilities subject to compromise	9,050	9,191

Non-current liabilities
Long-term debt	856	485
Long-term debt due to related parties	294	314
Deferred tax liabilities	105	107
Other non-current liabilities	57	67

Total non-current liabilities	1,312	973
Commitments and contingencies (see Note 25)

Redeemable non-controlling interest	25	—

Equity
Common shares of par value US$2.00 per share: 800,000,000 shares authorized 504,518,940 outstanding at June 30, 2018 (December 31, 2017, 504,518,940)	1,008	1,008
Additional paid in capital	3,316	3,313
Contributed surplus	1,956	1,956
Accumulated other comprehensive income	41	58
Retained (loss) earnings	(146)	225

Total shareholders’ equity	6,175	6,560

Non-controlling interest	64	399

Total equity	6,239	6,959

Total liabilities, redeemable non-controlling interest and equity	17,045	17,982

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2018 and 2017

(In $ millions)	Six Months Ended June 30,
	2018	2017
Cash Flows from Operating Activities
Net loss	(635)	(101)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	391	406
Amortization of deferred loan charges	—	18
Amortization of unfavorable contracts	(21)	(23)
Share of results from associated companies	(149)	(91)
Share-based compensation expense	3	4
Loss on disposals	—	166
Contingent consideration realized	(7)	(11)
Unrealized loss/(gain) on derivative financial instruments	4	(60)
Loss on impairment of fixed assets	414	—
Dividends received from associated companies	17	7
Net movements in tax	(9)	(18)
Unrealized foreign exchange gain on debt	—	22
Payments for long-term maintenance	(78)	(28)
Gain on derecognition of investment in associated company	—	(10)
Gain on debt extinguishment	—	(19)
Loss on unrealized marketable securities	3	—
Other, net	(1)	2
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	29	83
Trade accounts payable	4	(4)
Prepaid expenses/accrued revenue	42	(9)
Deferred revenue	(23)	(71)
Related party receivables	(13)	4
Related party payables	(42)	(28)
Other assets	(62)	55
Other liabilities	1	(75)

Net cash (used in) provided by operating activities	(132)	219

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended June 30, 2018 and 2017

(In $ millions)	Six Months Ended June 30,
	2018	2017
Cash Flows from Investing Activities
Additions to newbuildings	(1)	(22)
Additions to drilling units and equipment	(48)	(16)
Proceeds from contingent consideration	48	49
Settlement of the West Mira	—	170
Sale of rigs and equipment	126	76
Payments received from loans granted to related parties	24	58
Buyout of guarantees	—	(28)

Net cash provided by investing activities	149	287

Cash Flows from Financing Activities
Repayments of debt	(153)	(471)
Repayments of debt to related party	—	(39)

Net cash used in financing activities	(153)	(510)

Effect of exchange rate changes on cash	(5)	2

Net decrease in cash and cash equivalents, including restricted cash	(141)	(2)

Cash and cash equivalents, including restricted cash, at beginning of the period	1,359	1,443

Cash and cash equivalents, including restricted cash, at the end of period	1,218	1,441

Seadrill Limited

(Debtor-in-Possession)

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2018 and 2017

(In $ millions)	Common shares	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity before NCI	NCI	Total equity
Balance at December 31, 2016	1,008	3,306	1,956	53	3,198	9,521	542	10,063

Share based compensation charge	—	4	—	—	—	4	—	4
Other comprehensive loss	—	—	—	(6)	—	(6)	—	(6)
Dividend to non-controlling interests in VIEs	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	(78)	(78)	(23)	(101)

Balance at June 30, 2017	1,008	3,310	1,956	47	3,120	9,441	505	9,946

Balance at December 31, 2017	1,008	3,313	1,956	58	225	6,560	399	6,959

Adoption of new accounting standards:
- ASU 2016-01 - Financial Instruments	—	—	—	(31)	31	—	—	—
- ASU 2016-16 - Income Taxes	—	—	—	—	(59)	(59)	(25)	(84)
- ASU 2014-09 - Revenue from contracts	—	—	—	—	7	7	—	7
Other comprehensive income	—	—	—	14	—	14	—	14
Share-based compensation charge	—	3	—	—	—	3	—	3
Reclassification to redeemable non-controlling interest	—	—	—	—	—	—	(150)	(150)
Fair value adjustment of redeemable non-controlling interest	—	—	—	—	127	127	—	127
Net loss	—	—	—	—	(477)	(477)	(160)	(637)

Balance at June 30, 2018	1,008	3,316	1,956	41	(146)	6,175	64	6,239

See accompanying notes that are an integral part of these consolidated financial statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – General information

Seadrill Limited is incorporated in Bermuda and is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. We provide offshore drilling services to the oil and gas industry. As at June 30, 2018 we owned and operated 35 offshore drilling units, had 8 units under construction and an option to acquire one semi-submersible rig. Our fleet consists of drillships, jack-up rigs and semi-submersible rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. We also provide management services to our related parties Seadrill Partners and SeaMex.

As used herein, and unless otherwise required by the context, the term “Seadrill” refers to Seadrill Limited and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). The amounts are presented in United States dollar (“U.S. dollar” or “US$”) rounded to the nearest million, unless otherwise stated.

The accompanying Consolidated Financial Statements present the financial position of Seadrill Limited, the consolidated subsidiaries and our interests in associated entities. Investments in companies in which we control, or directly or indirectly hold more than 50% of the voting control are consolidated in the Consolidated Financial Statements, as well as certain variable interest entities of which we are deemed to be the primary beneficiary.

The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our annual financial statements filed with the SEC on Form 20-F for the year ended December 31, 2017.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2017 except as discussed below or unless otherwise included in these unaudited interim financial statements as separate disclosures.

Bankruptcy accounting

Seadrill Limited and certain of its direct and indirect consolidated subsidiaries (the “Debtors”) filed voluntary petitions on September 12, 2017 (the “Petition Date”) to commence prearranged reorganization proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”) in the Southern District of Texas (the “Bankruptcy Court”) [case number 17-60079]. The Debtors also commenced a provisional liquidation proceeding in Bermuda on behalf of the Bermudian entities. During the pendency of the Chapter 11 proceedings, the Debtors will operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provision of the Bankruptcy Code. Refer to Note 3 “Chapter 11 Proceedings” for further information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared as if we are a going concern and reflect the application of Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to filing bankruptcy petitions, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items” on our Consolidated Statements of Operations. In addition, ASC 852 provides for changes in the accounting and presentation of significant items on the Consolidated Balance Sheets, particularly liabilities. Pre-petition obligations that may be impacted by the Chapter 11 reorganization process have been classified on the Consolidated Balance Sheets within “Liabilities subject to compromise”. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts.

Please see Note 28 – Subsequent Events for fresh start reporting considerations upon emergence.

Liquidity and ability to continue as a going concern

The Consolidated Financial Statements are prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. We have historically relied on our cash generated from operations to meet our short-term liquidity needs. However, as a result of the downturn in the offshore industry, we were required to obtain additional liquidity to fully meet our short-term liquidity requirements. To obtain this additional liquidity and to implement the transactions contemplated as part of the RSA and Investment Agreement, we commenced Chapter 11 proceedings under the Bankruptcy Code on September 12, 2017. In our form 20-F covering our annual report for the fiscal year ended December 31, 2017, issued on April 12, 2018, we reported that these conditions gave rise to a substantial doubt over our ability to continue as a going concern for a period of at least twelve months after the date the financial statements were issued.

On July 2, 2018, we emerged from the Chapter 11 Proceedings. The emergence from the Chapter 11 Proceedings and consummation of the Plan addressed our liquidity concerns as it provided for $1.08 billion of in new capital, equitized approximately $2.4 billion in unsecured bond obligations and approximately $250 million in unsecured interest rate and currency swaps, eliminated near-term amortization obligations and extended maturities on debt. We emerged from Chapter 11 with $2.1 billion of post emergence cash and $7.6 billion of outstanding debt principal. We believe that cash on hand, liquid investments, contract and other revenues will generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months. Therefore, there is no longer a substantial doubt over our ability to continue as a going concern for at least the twelve months after the date the financial statements are issued.

Note 2 – Recent accounting pronouncements

Recently adopted accounting standards

We adopted the following accounting standard updates (“ASUs”) in the year

ASU 2014-09 Revenue from contracts with customers

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, which supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

We adopted ASU 2014-09 and its related amendments, or collectively Topic 606, effective January 1, 2018 using the modified retrospective method. Accordingly, we have applied the five-step method outlined in Topic 606 for determining when and how revenue is recognized to all contracts that were not completed as of the date of adoption. Revenues for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported under the previous revenue recognition guidance. For contracts that were modified before the effective date, we have considered the modification guidance within the new standard and determined that the revenue recognized and contract balances recorded prior to adoption for such contracts were not impacted. While Topic 606 requires additional disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, its adoption has not had a material impact on the measurement or recognition of our revenues.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

As we have transitioned to the new standard under the modified retrospective method, we have recorded the cumulative impact of applying the new guidance as an adjustment to opening retained earnings on January 1, 2018. The total adjustment was $7 million which represented the earned portion of demobilization revenue expected to be received for contracts not completed as of December 31, 2017, which was not previously recognized until demobilization occurred.

See Note 6 “Revenue from contracts” for further information.

ASU 2016-01 Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities.

The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. The standard does not change the guidance for classifying and measuring investments in debt securities.

After adopting ASU 2016-01 we will continue to record equity investments that do not result in consolidation and are not accounted for under the equity method at fair value (unless the fair value is not readily ascertainable). However, we will record changes in fair value directly to net income whereas previously we recorded such changes to other comprehensive income until realized. We have made the election available under ASC 321-10-35-2 to record equity investments with no readily ascertainable fair value at cost less impairment.

We transitioned to the new standard using the modified retrospective approach. Accordingly, we have recorded the cumulative effect of adopting the update at the date of adoption. We reclassified $31 million of previously recognized fair value gains from accumulated other comprehensive income to retained earnings on January 1, 2018.

ASU 2016-16 Income Taxes—Income taxes intra-entity transfers of assets other than inventory

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the Consolidated Statement of Operations as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions.

We have adopted the new standard effective January 1, 2018 under the modified retrospective approach. As a result of the modified retrospective application, “Other Assets” is reduced in our Condensed Consolidated Balance Sheet with a cumulative adjustment to retained earnings of $59 million and non-controlling interests of $25 million.

ASU 2016-18 Statement of Cash Flows—Restricted Cash

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The standard is effective for fiscal years beginning after 15 December 2017. We have adopted the new standard effective January 1, 2018 under the retrospective approach. The result of this adoption was a classification adjustment on our Consolidated Statement of Cash Flows for each of the years presented.

Other ASUs

We additionally adopted the following accounting standard updates in the year which did not have any material impact on our Consolidated Financial Statements and related disclosures:

•	ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

•	ASU 2017-01 Business Combination (Topic 805): Clarifying the definition of a business

•	ASU 2017-03 Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323)

•	ASU 2017-05 Other Income - Gain and Losses from the Decrecognition of Non-Financial Assets (Subtopic 610-20)

•	ASU 2017-07 Compensation - Retirement Benefits (Topic 715)

•	ASU 2017-09 Compensation - Stock Compensation (Topic 718)

•	ASU 2017-10 Service Concession Arrangements (Topic 853)

Recently issued accounting standards

The FASB have issued the following ASUs that we have not yet adopted but which could affect our consolidated financial statements and related disclosures in future periods

ASU 2016-02 Leases (also 2018-10 and 2018-11)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application.

We have started to assess the impact of this standard update on our Consolidated Financial Statements and related disclosures. We have determined that our drilling contracts contain a lease component as well as a revenue component. Based on our work to date, we don’t expect our pattern of revenue recognition to change significantly compared to current accounting standards.

Additionally, we will recognize lease liabilities and corresponding right-of-use assets for leasing arrangements where we are a lessee. Unless there is a significant change in these arrangements between the date of this report and the date we adopt the standard, we expect to recognize an aggregate lease liability and right-of-use asset of between $30 million and $50 million on adoption.

ASU 2016-13 - Financial Instruments - Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

We are in the early stage of evaluating the impact of this standard update. Our customers are international oil companies, national oil companies and large independent oil companies. Our financial assets are primarily held with counter parties with high credit standing and, other than the bad debt expense recognized in the current period, we have historically had a low incidence of bad debt expense. Therefore, we do not currently expect this guidance to significantly affect our consolidated financial statements and related disclosures when we adopt it.

ASU 2018-07 Compensation - Stock Compensation

In June 2018, the FASB issued ASU 2018-07, Stock Compensation (Topic 718): Improvements to non-employee share-based payment accounting, which intended to reduce cost and complexity and to improve financial reporting for share-based payments issued to non-employees. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

ASU 2018-13 Fair Value Measurement - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The update is intended to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the US GAAP information requirements that are most important to users of an entity’s financial statements. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted.

We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

Note 3 – Chapter 11 Proceedings

On September 12, 2017, the Company and certain of its subsidiaries, “the Debtors”, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas Victoria Division, “Bankruptcy Court”. On February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court and on April 17, 2018 the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan (as modified) of Reorganization, as amended and supplemented the “Plan”. The Debtors’ subsequently emerged from bankruptcy on July 2, 2018 following the satisfaction of each of the conditions precedent to the Plan. Although we are no longer a debtor-in-possession, we are a debtor-in-possession for the entire period ended June 30, 2018 and therefore the matters related to the bankruptcy proceedings are summarized below.

Throughout bankruptcy proceedings the Debtors were able to operate their businesses in the ordinary course. The first-day motions provided for, among other things, the payment of certain pre-petition employee and retiree expenses and benefits, the use of the Debtors’ existing cash management system, the payment of certain pre-petition amounts to certain critical vendors, the ability to pay certain pre-petition taxes and regulatory fees, the payment of certain pre-petition claims owed on account of insurance policies and programs and authorizing the use of cash collateral. During the pendency of the Chapter 11 case, all transactions outside the ordinary course of business required prior approval of the Bankruptcy Court.

In accordance with the Plan confirmed by the Bankruptcy Court, the following significant transactions occurred upon our emergence from bankruptcy on July 2, 2018:

Plan of Reorganization

Consistent with the RSA, the Debtors filed a proposed plan of reorganization and disclosure statement with the Bankruptcy Court on September 12, 2017, as well as a disclosure statement relating to the proposed plan of reorganization.

Subsequent to September 12, 2017, the Debtors negotiated with its various creditors, including the Ad Hoc Group and ship yards with which the Debtors had a contractual relationship to build new rigs. On February 26, 2018, the Debtors announced a global settlement with an Ad Hoc Group, the Committee and other major creditors in their Chapter 11 cases, including Samsung, Barclays, and another holder of unsecured bonds. The Debtors entered into an amendment to the RSA and an amendment to the Investment Agreement. The amendments to the RSA and Investment Agreement provided for the inclusion of the Ad Hoc Group and Barclays into the Capital Commitment as Commitment Parties, increased the Capital Commitment to $1.08 billion, increased recoveries for general unsecured creditors of Seadrill, NADL, and Sevan under the plan of reorganization, an agreement regarding the allowed claim of the newbuild shipyards and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization.

The Investment Agreement, as amended, provided for certain milestones for the Debtors’ restructuring: (1) the Bankruptcy Court must enter an order confirming the Plan by June 9, 2018 (the “Confirmation Date”) and (2) the Effective Date of the Plan must occur within 90 days of the Confirmation Date and, in any event, no later than August 8, 2018.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the global settlement, on February 26, 2018, the Debtors filed a proposed Second Amended Joint Chapter 11 Plan of Reorganization with the Bankruptcy Court (the “Plan”). On February 26, 2018, the Bankruptcy Court entered an order approving (i) the adequacy of the Disclosure Statement, (ii) the solicitation and notice procedures with respect to confirmation of the Debtors’ proposed Plan, (iii) the rights offering procedures for the rights offerings contemplated by the Plan and (iv) other related matters. On April 17, 2018, the Bankruptcy Court entered an order confirming the Debtors’ Second Amended Joint Plan (as modified) of Reorganization. The Plan became effective on July 2, 2018. Under the Plan and the terms of the Investment Agreement and the transactions contemplated therein, the Commitment Parties to the Investment Agreement were issued certain common shares of New Seadrill and purchased additional common shares of New Seadrill in connection with the completion of the Notes Rights Offering and Equity Rights Offering to holders of claims against the Debtors.

The Plan provided for, among other things, that:

•	Seadrill Limited be dissolved under the laws of Bermuda following the confirmation of the Plan;

•	the Debtors enter into amended senior credit facilities with its senior credit facility lenders;

•

holders of general unsecured claims receive 15% of the common stock of Seadrill Limited’s successor (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan as defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”);

•

the Debtors conduct the rights offerings described below under “-Rights Offering,” with certain non-eligible holders of general unsecured claims entitled to participate pro rata in a $23 million cash recovery pool;

•

an additional $17 million in cash, less fees and expenses, be distributed to holders of general unsecured claims, other than claims held by the Commitment Parties as of September 12, 2017 or January 5, 2018, as applicable;

•	an additional $17 million in cash, less fees and expenses, be distributed to Samsung and Daewoo; and

•

if the general unsecured claims vote in favor of the Plan, holders of Seadrill’s existing equity receive 2% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan defined below under “-Issuance and Distribution of the New Securities under the Plan and the Investment Agreement”).

Rights Offerings

Pursuant to the Plan, eligible holders in certain classes of general unsecured claims against the Debtors were offered the right to participate in (i) the “Notes Rights Offering” of up to $119.4 million in aggregate principal amount of New Secured Notes issued by a subsidiary of the Company (“NSNCo”) and a corresponding pro rata portion of 57.5% of the New Seadrill Common Shares issued to holders who participate in the Notes Rights Offering and (ii) the Equity Rights Offering of up to $48.1 million in value of the New Seadrill Common Shares. The New Secured Notes and the New Seadrill Common Shares to be acquired by the Commitment Parties under the Investment Agreement are reduced to the extent the rights are exercised in each of the Notes Rights Offering and the Equity Rights Offering.

Issuance and Distribution of the New Securities under the Plan and the Investment Agreement

On the Effective Date, we have approximately 100 million New Seadrill Common Shares outstanding. The New Common Shares will be allocated as set forth below, in accordance with provisions of the Plan and issued on the Effective Date:

•	14.25% of the New Common Shares issued to holders of unsecured claims against the Company and certain of its Chapter 11 debtor affiliates;

•	23.75% of the New Common Shares issued to participants in the $200 million equity investment under the Plan;

•	54.625% of the New Common Shares issued to participants in the $880 million new secured notes investment under the Plan;

•

1.9% of the New Common Shares issued to holders of existing common equity interest in the Company as of the Effective Date, an effective exchange ratio of approximately 0.0037345 New Common Shares per each Existing Share, and

•	5.475% of the New Common Shares issued as a structuring fee to certain of the new money investors.

An employee incentive plan has been implemented by the Successor (the “Employee Incentive Plan”) which will (a) reserve an aggregate of 10% of the New Seadrill Common Shares, on a fully diluted, fully distributed basis, for grants made from time to time to employees of the Successor; and (b) otherwise contain terms and conditions (including with respect to participants, allocation, structure, and timing of issuance) generally consistent with those prevailing in the market at the discretion of the board of directors of the Successor.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

New Secured Notes

On the Effective Date, NSNCo issued $880 million in principal amount of New Secured Notes. As described above, the Successor also expects to issue approximately 57.5% of the New Seadrill Common Shares (prior to dilution by the Primary Structuring Fee and the Employee Incentive Plan) on a pro rata basis to the purchasers of the New Secured Notes (collectively with the New Secured Notes, the “NSN Securities”). Subject to the conditions of the Investment Agreement, the Commitment Parties agreed to purchase the full principal amount of the NSN Securities for $880 million in cash, less the principal amount purchased by participants in the Notes Rights Offering.

Board of Directors

In connection with the Reorganization, our board of directors was expanded to seven members who were appointed by certain Commitment Parties in accordance with the Investment Agreement. Pursuant to the Investment Agreement, Hemen was entitled to appoint four directors to our board, two of whom were required to be independent directors. Centerbridge and the Select Commitment Parties were each entitled to appoint one independent director. The remaining director was required to be an independent director appointed by mutual agreement of Hemen, Centerbridge and the Select Commitment Parties.

Interest Expense

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within “Liabilities subject to compromise” in the Consolidated Balance Sheets. $81 million of adequate protection payments were recognized from Petition Date to December 31, 2017, with an additional $104 million in the six months ended June 30, 2018. The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date. Contractual interest on liabilities subject to compromise not reflected in the consolidated statements of operations was approximately $76 million for the six months ending June 30, 2018.

Potential Claims

The Debtors filed with the Bankruptcy Court schedules and statements setting forth, among other things, the assets and liabilities of the Debtors, subject to the assumptions filed in connection therewith. The schedules and statements may be subject to further amendment or modification after filing.

All holders of pre-petition claims except governmental units were required to file proofs of claim by January 3, 2018 (the ‘‘Bar Date’’). Governmental units holding claims against the Debtors were required to file proof of claim by March 12, 2018. As of June 15, 2018, 1,597 claims totaling approximately $19.2 billion had been filed with the Bankruptcy Court against the Debtors. It is possible that claimants will file amended claims in the future, including claims amended to assign values to claims originally filed with no designated value. Through the claims resolution process, we have identified, and we expect to continue to identify, claims that we believe should be disallowed by the Bankruptcy Court because they are duplicative, have been later amended or superseded, are without merit, are overstated or for other reasons. We will file objections with the Bankruptcy Court as necessary for claims we believe should be disallowed. Claims we agreed are allowable are reflected in ‘‘Liabilities Subject to Compromise’’ in the Consolidated Balance Sheets as at June 30, 2018.

Through the claims resolution process, differences in amounts scheduled by the Debtors and claims filed by creditors are investigated and resolved, including through the filing of objections with the Bankruptcy Court where appropriate. In light of the number of claims filed, the claims resolution process will take additional time to complete, and it may continue after our emergence from bankruptcy. Accordingly, the ultimate number and amount of allowed claims is not presently known, nor can the ultimate recovery with respect to allowed claims be presently ascertained.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Executory Contracts

Under the Bankruptcy Code, the Debtors have the right to assume, amend and assume, or reject certain contracts, subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the assumption of a contract requires a debtor to satisfy pre-petition obligations under the contract, which may include payment of pre-petition liabilities in whole or in part. Rejection of a contract is typically treated as a breach occurring as of the moment immediately preceding the Chapter 11 filing. Subject to certain exceptions, this rejection relieves the debtor from performing its future obligations under the contract but entitles the counterparty to assert a pre-petition general unsecured claim for damages. Parties to contracts rejected by a debtor may file proofs of claim against that debtor’s estate for damages.

As part of the Chapter 11 proceedings, the Debtors negotiated and announced a global settlement with various creditors, including Samsung Heavy Industries Co., Ltd. (“Samsung”) and Daewoo Shipbuilding & Marine Engineering Co., Ltd (“DSME”). The amendments to the RSA and Investment Agreement provided for, among other items, an agreement regarding the allowed claim of the newbuild shipyards Samsung and DSME, and an immediate cessation of all litigation and discovery efforts in relation to the plan of reorganization as well as the Debtors’ rejection and recognized termination of the newbuild contracts. The settlement agreement was contingent on confirmation of the Plan. Following the allowed claim agreement in respect of the Samsung and DSME, we recognized a liability of $1.064 billion at December 31, 2017, and due to the Plan including the rejection and termination of the newbuild contracts we recognized an impairment of the newbuild assets related to the West Dorado, West Draco, West Aquila and the West Libra, totaling $696 million, in the year ended December 31, 2017.

Note 4 – Liabilities subject to compromise

Liabilities subject to compromise in the Consolidated Balance Sheets include pre-petition liabilities that may be affected by the plan of reorganization at the amounts expected to be allowed, even if they may be settled for lesser amounts. If there is uncertainty about whether a secured claim is under-secured, or will be impaired under the plan of reorganization, the entire amount of the claim is included in liabilities subject to compromise. Differences between liabilities we have estimated and the claims to be filed will be investigated and resolved in connection with the claims resolution process in the Chapter 11 Cases. Liabilities subject to compromise includes amounts the Bankruptcy Court allowed as claim amounts resulting from the Debtors’ rejection of various executory contracts, such as the rejection and termination of the newbuild contracts with Samsung and DSME. We will continue to evaluate these liabilities throughout the Chapter 11 Cases and adjust amounts as necessary. Such adjustments may be material.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Balance Sheets include amounts classified as liabilities subject to compromise that we believe the Bankruptcy Court will allow as claim amounts resulting from the Debtors’ rejection of various executory contracts and unexpired leases and defaults under the debt agreements.

(In $ millions)	June 30, 2018	December 31, 2017
Senior undersecured or impaired external debt	5,266	5,371
Unsecured bonds	2,334	2,334
Newbuild global settlement agreement	1,064	1,064
Derivatives previously recorded at fair value	249	249
Accounts payable and other liabilities	84	103
Accrued interest payable	49	50
Amount due to related party	4	20

Total liabilities subject to compromise	9,050	9,191

While operating as a Debtor-in-Possession under Chapter 11 of the Bankruptcy Code, the Debtor may sell, otherwise dispose of, or liquidate assets, or settle liabilities, subject to the approval of the Bankruptcy Court or otherwise as permitted in the ordinary course of business, in amounts other than those reflected in the Consolidated Financial Statements. Moreover, the implementation of a plan of reorganization could materially change the amounts and classifications of assets and liabilities in the historical Consolidated Financial Statements.

Note 5 – Segment information

Operating segments

We provide drilling and related services to the offshore oil and gas industry. We have been organized into three operating segments:

1.

Floaters: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to semi-submersible rigs and drillships for harsh and benign environments in mid-, deep- and ultra-deep waters;

2.

Jack-ups: Services encompassing drilling, completion and maintenance of offshore exploration and production wells. The drilling contracts relate to jack-up rigs for operations in harsh and benign environments; and

3.	Other: Operations including management services to third parties and related parties. Income and expenses from these management services are classified under this segment.

Segment results are evaluated on the basis of operating income, and the information given below is based on information used for internal management reporting.

Total operating revenue

(In $ millions)	Six Months Ended June 30,
	2018	2017
Floaters	482	744
Jack-ups	193	360
Other	37	42

Total operating revenue	712	1,146

Depreciation and amortization

(In $ millions)	Six Months Ended June 30,
	2018	2017
Floaters	298	301
Jack-ups	93	105

Total	391	406

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Operating loss - Net loss

(In $ millions)	Six Months Ended June 30,
	2018	2017
Floaters	(446)	95
Jack-ups	(167)	(115)
Other	—	3

Operating loss	(613)	(17)

Unallocated items:
Total financial items and other	14	(96)
Income taxes	(36)	12

Net loss	(635)	(101)

Drilling units and Newbuildings - Total assets

(In $ millions)	June 30, 2018	December 31, 2017
Floaters	9,411	9,956
Jack-ups	3,369	3,508

Total drilling units and newbuildings	12,780	13,464

Unallocated items:
Assets held for sale	—	126
Investments in associated companies	1,615	1,473
Marketable securities	121	124
Cash and restricted cash	1,218	1,359
Other assets	1,311	1,436

Total assets	17,045	17,982

Drilling units and Newbuildings - Capital expenditures

(In $ millions)	Six Months Ended June 30,
	2018	2017
Floaters	93	54
Jack-ups	24	12

Total	117	66

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following information presents our revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	Six Months Ended June 30,
	2018	2017
Brazil	188	197
Nigeria	105	110
Angola	100	249
Norway	82	115
Saudi Arabia	79	80
United States	30	187
Others (1)	128	208

Total	712	1,146

(1)	Other countries represent countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.

Major Customers

We had the following customers with contract revenues greater than 10% in any of the periods presented:

(In US$ millions)	Six Months Ended June 30,
	2018	2017
Petroleo Brasileiro S.A (“Petrobras”)	27%	17%
Total S.A Group (“Total”)	20%	22%
Saudi Aramco	12%	8%
Exxon Mobil Corp (“Exxon”)	11%	7%
LLOG	5%	18%

Fixed assets – drilling units (1)

(In US$ millions)	As at June 30, 2018	As at December 31, 2017
Brazil	2,405	1,816
Norway	2,331	2,258
Malaysia	1,445	1,809
Spain	1,344	2,016
United States	1,239	1,266
Other (2)	3,767	4,051

Total	12,531	13,216

(1)

The fixed assets referred to in the table above exclude assets under construction. The countries in this table represent the location of the drilling unit at the end of the reporting period and are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by the assets during the period. In most cases these locations are different to the country in which the Company that owns the drilling unit is registered.

(2)	“Other countries” represent countries in which we operate that individually had fixed assets representing less than 10% of total fixed assets for any of the periods presented.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Revenue from Contracts with Customers

The activities that primarily drive the revenue earned from our drilling contracts include (i) providing a drilling rig and the crew and supplies necessary to operate the rig, (ii) mobilizing and demobilizing the rig to and from the drill site and (iii) performing rig preparation activities and/or modifications required for the contract. Consideration received for performing these activities may consist of dayrate drilling revenue, mobilization and demobilization revenue, contract preparation revenue and reimbursement revenue. We account for these integrated services provided within our drilling contracts as a single performance obligation satisfied over time and comprised of a series of distinct time increments in which we provide drilling services.

Consideration for activities that are not distinct within the context of our contracts and do not correspond to a distinct time increment within the contract term are allocated across the single performance obligation and recognized ratably as time elapses over the estimated term of the contract.

Consideration for activities that correspond to a distinct time increment within the contract term is recognized in the period when the services are performed. The total transaction price is determined for each individual contract by estimating both fixed and variable consideration expected to be earned over the term of the contract. See below for further discussion regarding the allocation of the transaction price to the remaining performance obligations.

The amount estimated for variable consideration may be constrained and is only included in the transaction price to the extent that it is probable that a significant reversal of previously recognized revenue will not occur throughout the term of the contract. When determining if variable consideration should be constrained, management considers whether there are factors outside of our control that could result in a significant reversal of revenue as well as the likelihood and magnitude of a potential reversal of revenue. These estimates are re-assessed each reporting period as required.

Dayrate Drilling Revenue. Our drilling contracts generally provide for payment on a dayrate basis, with higher rates for periods when the drilling unit is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the customer are typically determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is allocated to the distinct hourly increment it relates to within the contract term, and therefore, recognized in line with the contractual rate billed for the services provided for any given hour.

Mobilization Revenue. We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the mobilization of our rigs. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the expected term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract.

Demobilization Revenue. We may receive fees (on either a fixed lump-sum or variable dayrate basis) for the demobilization of our rigs. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. In most of our contracts, there is uncertainty as to the likelihood and amount of expected demobilization revenue to be received. For example, the amount may vary dependent upon whether or not the rig has additional contracted work following the contract. Therefore, the estimate for such revenue may be constrained, as described above, depending on the facts and circumstances pertaining to the specific contract. We assess the likelihood of receiving such revenue based on past experience and knowledge of the market conditions

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer, as “Reimbursable revenues” in our unaudited Condensed Consolidated Statements of Operations.

Contract Balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Contract asset balances consist primarily demobilization revenues which have been recognized during the period but are contingent on future demobilization activities. Contract liabilities include payments received for mobilization as well as rig preparation and upgrade activities which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table provides information about receivables, contract assets and contract liabilities from our contracts with customers:

(In $ millions)	June 30, 2018	January 1, 2018
Accounts receivable, net	272	295
Current contract assets (1)	9	7
Current contract liabilities (deferred revenue) (1)	(25)	(37)
Non-current contract liabilities (deferred revenue) (1)	(7)	(18)

(1)	Current contract asset and liability balances are included in “other current assets” and “other current liabilities,” respectively in our unaudited Consolidated Balance Sheet as of June 30, 2018.

Significant changes in the contract assets and the contract liabilities balances during the period are as follows:

(In $ millions)	Net Contract Balances
Contract assets at January 1, 2018	7
Contract liabilities at January 1, 2018	(55)

Net contract liability at January 1, 2018	(48)

Decrease due to amortization of revenue that was included in the beginning contract liability balance	25
Increase due to cash received, excluding amounts recognized as revenue	(9)
Decrease due to recognized during the period but contingent on future performance	9

Net contract liability at June 30, 2018	(23)

Contract assets at June 30, 2018	9
Contract liabilities at June 30, 2018	(32)

Deferred Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial mobilization and modifications of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used in satisfying our performance obligations in the future and are expected to be recovered. Such costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Such deferred contract costs in the amount of $9 million and $2 million are reported in “other current assets” and “other non-current assets,” respectively, in our unaudited Consolidated Balance Sheet at June 30, 2018. During the six-month period ended June 30, 2018, the amount of amortization of such costs was $15 million. There was no impairment loss in relation to capitalized costs.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for rig modifications or upgrades required for a contract, which are considered to be capital improvements, are capitalized as drilling and other property and equipment and depreciated over the estimated useful life of the improvement.

Transaction Price Allocated to Remaining Performance Obligations

The following table reflects revenue expected to be recognized in the future related to unsatisfied performance obligations as of June 30, 2018:

	For the Years Ending December 31,
(In $ millions)	2018(1)	2019	Total
Deferred mobilization revenue	(11)	(18)	(29)
Other deferred revenue	(2)	(1)	(3)
Total	(13)	(19)	(32)

(1)	Represents the six-month period beginning July 1, 2018.

The revenue included above consists primarily of expected mobilization and upgrade revenue for both wholly and partially unsatisfied performance obligations as well as expected variable mobilization and upgrade revenue for partially unsatisfied performance obligations, which has been estimated for purposes of allocating across the entire corresponding performance obligations. The amounts are

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

derived from the specific terms within drilling contracts that contain such provisions, and the expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract based on information known at June 30, 2018. The actual timing of recognition of such amounts may vary due to factors outside of our control.

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.

Impact of Topic 606 on Financial Statement Line Items

Our revenue recognition pattern under Topic 606 is similar to revenue recognition under the previous guidance, except for the recognition of demobilization revenue. Such revenue, which was recognized upon completion of a contract under the previous guidance, is now estimated at contract inception and recognized ratably as contract drilling revenue over the term of the contract, constraining the estimate at each reporting period, where the revenue is contingent of the rig demobilizing.

Adopting Topic 606 did not have a material effect on the Consolidated Statement of Operations, Consolidated Balance Sheet or Consolidated Statement of Cash Flow as of and for the six months ended June 30, 2018.

Note 7 – Reorganization items

Expenses and income directly associated with the Chapter 11 Cases are reported separately in the Consolidated Statement of Operations as “Reorganization items” as required by ASC 852, Reorganizations. Reorganization items also include adjustments to reflect the carrying value of liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments are determined. The following table summarizes the components included within reorganization items:

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(In $ millions)	Six Months Ended June 30, 2018
Advisory and professional fees	(115)
Interest income on surplus cash invested	6

Total reorganization items	(109)

We use this category to reflect the net expenses and gains and losses that are the result of the reorganization of the business. Advisory and professional fees included in the table above represent professional fees for post-petition Chapter 11 related expenses.

Note 8 - Loss on disposals and contingent consideration

(In $ millions)	Six Months Ended June 30,
	2018	2017
Loss on disposals
Loss on disposal of West Triton to Shelf Drilling	—	(34)
Loss on disposal of West Resolute to Shelf Drilling	—	(61)
Loss on disposal of West Mischief to Shelf Drilling	—	(71)

Total loss on disposals	—	(166)

Contingent Consideration realized
West Polaris earn out realized	—	4
West Vela earn out realized	7	7

Total contingent consideration recognized	7	11

Disposal of West Triton, West Resolute and West Mischief

On April 29, 2017 we reached agreement with Shelf Drilling to sell the West Triton, West Resolute and West Mischief for total consideration of $225 million. The West Triton and West Resolute were delivered in the six months ended June 30, 2017, whilst the West Mischief was delivered in the third quarter of 2017 after it had concluded its drilling contract. The sale resulted in a loss on disposal of $166 million, which was recognized within “Loss on disposals” on the Consolidated Statement of Operations.

West Polaris contingent consideration

On June 19, 2015, we sold the entities that owned and operated the West Polaris (the “Polaris business”), to Seadrill Operating LP (“Seadrill Operating”), a consolidated subsidiary of Seadrill Partners LLC and 42% owned by Seadrill. The entities continue to be related parties subsequent to the sale.

In relation to the sale, we may be entitled to receive a contingent consideration from Seadrill Partners, consisting of (a) any day rates earned by Seadrill Partners in excess of $450,000 per day, adjusted for daily utilization, tax and agency commission for the remainder of the ExxonMobil contract, which completed in December 2017 and (b) 50% of any day rate earned above $450,000 per day, adjusted for daily utilization, tax and agency commission fee after December 2017 until 2025.

Our accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Polaris on June 19, 2015 to June 30, 2018, we have recognized $53 million in contingent consideration, as it became realized, within “Contingent consideration realized” on the Consolidated Statement of Operations.

West Vela contingent consideration

On November 4, 2014, we sold the entities that own and operate the West Vela (the “Vela business”) to Seadrill Capricorn Holdings LLC, a consolidated subsidiary of Seadrill Partners and 49% owned by Seadrill. The entities continue to be related parties subsequent to the sale.

As part of the consideration of the sale, we may be entitled to receive a contingent amount of up to $40,000 per day for the remainder of the BP contract, depending on the actual amount of contract revenue received from BP.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Our accounting policy is not to recognize contingent consideration before it is considered realizable and has therefore not recognized on disposal any amounts receivable relating to the elements of consideration which are contingent on future events. From the disposal date of the West Vela on November 4, 2014 to June 30, 2018, we have recognized $45 million in contingent consideration, as it became realized, within “Contingent consideration realized” on the Consolidated Statement of Operations.

Note 9 – Taxation

The income tax expense increased by $48 million for the six months ended June 30, 2018 with an expense of $36 million as compared to a benefit of $12 million for the six months ended June 30, 2017.

The tax provision for the first six months of 2018 has been prepared based on the actual results for the period rather than using the estimated results for the entirety of 2018. This is on the basis that it is known that due to the emergence from bankruptcy protection in early July, the results for the rest of 2018 reflect a series of adjustments arising from fresh start accounting that are not reliably estimable.

The income tax expense for the six months ended June 30, 2018 of $36 million includes an increase in uncertain tax positions of $8 million and an $18 million tax expense due to an adjustment in the income tax charge for a subsidiary related to prior years. The Company considers the effect of this prior period correction not to be material in the context of the overall results for the current or prior periods.

In the first six months of 2017 there was a net benefit in the tax expense due to a reduction in uncertain tax positions which did not recur and also a benefit following the submission of a tax return in respect of a prior year.

Companies in the group are subject to taxation in various jurisdictions. Tax authorities in certain jurisdictions examine the tax returns and some have issued assessments. Companies in the group are defending the tax positions in those jurisdictions.

The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2012 for an aggregate amount equivalent to $161 million including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals. An adverse outcome on these proposed assessments could result in a material adverse impact on our consolidated statement of financial position, results of operations or cash flows.

The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the Chapter 11 process with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria and it is also intended that one or more formal objections against these claims for distribution purposes will be filed in the US court. An adverse outcome on these proposed assessments could result in a material adverse impact on our consolidated statement of financial position, results of operations or cash flows.

Note 10 – Earnings per share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In $ millions)	Six Months Ended June 30,
	2018	2017
Net loss	(477)	(78)
Less: Allocation to participating securities	—	—

Net loss available to shareholders	(477)	(78)

Effect of dilution	—	—

Diluted net loss available to shareholders	(477)	(78)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions)	Six Months Ended June 30,
	2018	2017
Basic earnings per share:
Weighted average number of common shares outstanding	504	504
Diluted earnings per share:
Weighted average number of common shares outstanding	504	504
Effect of dilutive share options (1)	—	—
Effect of dilutive convertible bonds	—	—

Weighted average number of common shares outstanding adjusted for the effects of dilution	504	504

Basic (loss)/income per share (US dollar)	(0.95)	(0.16)

Diluted (loss)/income per share (US dollar)	(0.95)	(0.16)

(1)	Certain stock options have been excluded from the calculation of diluted EPS because their exercise price exceeded our average share price during the calculation period.

Interests in the existing Seadrill common shares were extinguished under the plan of reorganization contemplated by the RSA. The plan provided holders of Seadrill Common stock with 2% of new Seadrill equity, subject to dilution by the primary structuring fee and an employee incentive plan. The RSA contemplated certain releases and exculpations and implementation of a customary equity-based employee incentive plan at the effective date.

Note 11 – Cash and cash equivalents

(In $ millions)	June 30, 2018	December 31, 2017
Cash and cash equivalents	809	1,255
Restricted cash(1)	409	104

Total	1,218	1,359

(1)

Restricted cash consists of bank deposits which have been pledged as collateral for certain guarantees issued by a bank or minimum deposits which must be maintained in accordance with contractual arrangements. Restricted cash amounts with maturities longer than one year are classified as non-current assets.

Note 12 – Marketable securities

Effective January 1, 2018, we adopted ASU 2016-01, which requires us to measure all marketable securities that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes through the Consolidated Statement of Operations. We use quoted market prices to determine the fair value of our marketable securities, and categorize them as level 1 on the fair value hierarchy. As a result of this adoption, we reclassified $31 million of previously recognized fair value gains from accumulated other comprehensive income to retained earnings on January 1, 2018.

For fiscal periods beginning prior to January 1, 2018, marketable securities not accounted for under the equity method were classified as available-for-sale. Unrealized gains and losses on equity securities classified as available-for-sale were recognized in other comprehensive income. We reviewed our marketable securities at each reporting date to determine if impairment indicators were present.

The following tables summarize the carrying values of our ownership interests in Seadrill Partners’ common units and Archer ordinary units, which are held as marketable securities in the Consolidated Balance Sheet:

(In $ millions)	June 30, 2018	December 31, 2017
Seadrill Partners —Common units	91	96
Archer	30	28

Total marketable securities	121	124

After we adopted ASU 2016-01 on January 1, 2018, changes in the fair value of investments in marketable securities are recorded in net income. We classify such gains within the line item “Unrealized loss on marketable securities” within the Consolidated Statement of Operations. The unrealized loss for the six months ended June 30, 2018 was as follows:

(In $ millions)	Six Months Ended June 30,

2018
Seadrill Partners—Common Units—unrealized loss on marketable securities	(5)
Archer—unrealized gain on marketable securities	2

Total unrealized loss on marketable securities	(3)

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Before we adopted ASU 2016-01 on January 1, 2018, changes in fair value of investments in marketable securities were initially recorded in other comprehensive income and then reclassified to net income when realized. We classified such gains within the line item “Unrealized gains on marketable securities” within the Consolidated Statement of Comprehensive income. The unrealized gain for the six months ended June 30, 2017 was as follows:

(In $ millions)	Six Months Ended June 30,
2017
Seadrill Partners—Common Units—unrealized loss on marketable securities	(21)
Archer—unrealized gain on marketable securities	27

Total unrealized gain on marketable securities	6

Note 13 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at June 30, 2018 was $83 million (December 31, 2017: $35 million).

We recognized $48 million of bad debt expense for the six months ended June 30, 2018 (nil in the six months ended June 30, 2017).

Note 14 – Investment in associated companies

We have the following investments that are either recorded using the equity method or at cost less impairment for the periods presented in these Consolidated Financial Statements:

(In $ millions)	June 30, 2018	December 31, 2017
Seabras Sapura Participacoes	76	63
Seabras Sapura Holdco	334	290
Seadrill Partners—Total direct ownership interests	914	857
Seadrill Partners—Subordinated units	120	97
Seadrill Partners—Seadrill member interest and IDRs (1)	64	64
SeaMex Ltd	107	102

Total investment in associated companies	1,615	1,473

(1)

The Seadrill Partners—Seadrill member interest and Incentive Distribution Rights (“IDRs”) are recorded at cost less impairment on the basis that they do not represent common stock interests and their fair value is not readily determinable.

Seadrill Partners

Equity method investments

We hold investments in both subordinated units of Seadrill Partners and direct ownership interests in controlled subsidiaries of Seadrill Partners, which are accounted for under the equity method. The fair value of these investments are not readily determinable, as they are not publicly traded. These investments were recognized at fair value on the deconsolidation of Seadrill Partners in January 2014 and therefore categorized at level three on the fair value hierarchy. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

As at December 31, 2017, the carrying value of the subordinated units was found to exceed the fair value by $82 million, and the carrying value of the direct ownership interests was found to exceed the fair value by $723 million. We have recognized this impairment of the investments within “Loss on impairment of investments” in the Consolidated Statement of Operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these investments were derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investments are primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures, applicable tax rates and industry conditions. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital appropriate to the investment in Seadrill Partners at December 31, 2017. This was 9.75%.

The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values. The implied valuation of Seadrill Partners derived from the DCF model was crosschecked against the market price of Seadrill Partners’ common units. Due to the significant influence we have on Seadrill Partners, there is in implied significant influence premium, which represents the additional value we would place over and above the market price of Seadrill Partners in order to maintain this significant influence. This is similar in thought to an implied control premium. We have evaluated the difference by reviewing the implied control premium as compared to other market transactions within the industry. We deem the implied control premium to be reasonable in the context of the data considered.

The assumptions used in the DCF model were derived from significant unobservable inputs (representative of Level 3 inputs for Fair Value Measurement) and are based on management’s judgments and assumptions available at the time of performing the impairment test.

For the six months ended June 30, 2018, no other than temporary impairment has been identified.

Investments recorded at cost less impairment

We also hold the Seadrill member interest, which is a 0% non-economic interest, and which holds the rights to 100% of the Incentive Distribution Rights “IDRs” of Seadrill Partners. The Seadrill member interest and the IDRs in Seadrill Partners are accounted for as cost-method investments on the basis that they do not represent common stock interests and their fair value is not readily determinable. The fair value of our interest in the Seadrill member and the attached IDRs at deconsolidation in January, 2014, was determined using a Monte Carlo simulation method (“Monte Carlo model”). The method takes into account the cash distribution waterfall, historical volatility, estimated dividend yield and share price of the common units as at the deconsolidation date.

For the six months ended June 30, 2018, no impairment has been identified.

SeaMex Limited

We hold a 50% ownership interest in Seamex, a joint venture agreement with an investment fund controlled by Fintech, for the purpose of owning and managing certain jack-up drilling units located in Mexico under contract with Pemex. The West Oberon, West Intrepid, West Defender, West Courageous and West Titania jack-up drilling rigs are included within the joint venture. Our investment in Seamex was recognized at fair value on the deconsolidation of Seamex in March 2015, and subsequently accounted for under the equity method.

The deteriorating market conditions in the oil and gas industry and supply and demand conditions in the offshore drilling sector in which SeaMex operates is considered to be an indicator of impairment. We have determined the length and severity of the deterioration of market conditions to be representative of an other than temporary impairment. As such we have measured and recognized an other than temporary impairment of the investment in SeaMex as at December 31, 2017 of $36 million. We have recognized this impairment of the investments within “Loss on impairment of investments” in the Consolidated Statement of Operations.

The fair value was derived using an income approach, which discounts future free cash flows (“DCF model”). The estimated future free cash flows associated with the investment were primarily based on expectations around applicable day rates, drilling unit utilization, operating costs, capital and long-term maintenance expenditures and applicable tax rates. The cash flows were estimated over the remaining useful economic lives of the underlying assets but no longer than 30 years in total, and discounted using an estimated market participant weighted average cost of capital appropriate to the investment in SeaMex at December 31, 2017. This was 10.25%. The DCF model derived an enterprise value of the investments, after which associated debt was subtracted to provide equity values.

The assumptions used in the DCF model were derived from unobservable inputs (level 3) and are based on management’s judgments and assumptions available at the time of performing the impairment test. The use of different assumptions, particularly with regard to the most sensitive assumptions concerning estimated future dayrates and utilization and the assumed market participant discount rate, would have a material impact on the impairment charge recognized and our Consolidated Statement of Operations. In addition, if actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, our financial condition and results of operations could be affected in the period of any such change of estimate

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2018, no other than temporary impairment has been identified.

Note 15 – Newbuildings

(In $ millions)	As at June 30, 2018	As at December 31, 2017
Total Newbuildings	249	248

Our remaining Newbuilding investments relate to the eight jack-ups with Dalian and the option to purchase the Sevan Developer. The Dalian contracts are all with limited liability subsidiaries of Seadrill Limited that do not have the benefit of a Seadrill Limited guarantee. We continue discussions with Dalian regarding taking delivery of these units.

Note 16 – Drilling units

(In $ millions)	As at June 30, 2018	As at December 31, 2017
Cost	17,452	17,335
Accumulated depreciation	(4,507)	(4,119)
Impairment	(414)	—

Net book value	12,531	13,216

The depreciation expense on drilling units was $388 million for the six months ended June 30, 2018, and $392 million for the six months ended June 30, 2017.

In addition, the depreciation expense on equipment was $3 million for the six months ended June 30, 2018, and $14 million for the six months ended June 30, 2017.

Impairment of long-lived assets

We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We first assess recoverability of the carrying value of the asset by estimating the undiscounted future net cash flows expected to result from the asset, including eventual disposal. If the undiscounted future net cash flows are less than the carrying value of the asset, we then compare the carrying value of the asset with its fair value to determine an impairment loss to be recognized during the period. The determination of expected undiscounted cash flow amounts requires significant estimates, judgments and assumptions, including future dayrates, contract probabilities, economic utilization, capital and operating expenditure, applicable tax rates and asset lives. We operate in a highly cyclical industry which can’t always be predicted with a high level of accuracy. Therefore, differences between previous judgments and estimates and actual results will occur. We reassess judgments and estimates in the period in which significant differences are observed and may conclude that a triggering event has occurred and perform a recoverability test.

The downturn in the offshore drilling market, which started in 2013, has continued into the period to June 30, 2018. During this time, we have observed contract dayrates have been below the levels assumed in our previous forecasts. We considered this to be an indicator of potential impairment and reassessed recoverability of our drilling units by evaluating their estimated undiscounted future net cash flows based on updated projections of future dayrates, contract probabilities, economic utilization, capital and operating expenditures, applicable tax rates and asset lives. We calculated that the estimated undiscounted future net cash flows for three of our rigs were lower than their carrying values. This was primarily driven by lower assumptions on future dayrates and future contract probabilities. As a result, we recorded an impairment charge to reduce the value of these rigs to their fair value. The impairment expense totaled $414 million and was classified within “Loss on impairment of long-lived assets” on the Consolidated Statement of Operations. We derived the fair value of the rigs using an income approach. The cash flows were estimated over the remaining useful economic lives of the assets and discounted using an estimated market participant weighted average cost of capital of 11.4%. To estimate these fair values, we were required to use various unobservable inputs including assumptions related to the future performance of our rigs as explained above. We based all estimates on information available at the time of performing the impairment test. These estimates represented Level 3 fair value measurements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Debt

(In $ millions)	As at June 30, 2018	As at December 31, 2017
Credit facilities:
$2,000 facility (North Atlantic Drilling) (1)	880	897
$400 facility (1)	130	133
$440 facility (1)	60	62
$1,450 facility (1)	311	318
$360 facility (Asia Offshore Drilling)	210	210
$300 facility (1)	140	142
$1,750 facility (Sevan Drilling) (1)	835	856
$450 facility (1)	255	261
$1,500 facility (1)	1,095	1,112
$1,350 facility (1)	913	931
$950 facility (1)	549	558
$450 facility (2015) (1)	98	101

Total credit facilities	5,476	5,581

Loans contained within VIEs:
$375 facility	237	251
$390 facility	215	226
$475 facility	285	309

Total loans contained within VIEs	737	786

Unsecured bonds:
NOK1,800 bond (2)	231	231
$1,000 bond (2)	843	843
$500 bond (2)	479	479
NOK1,500 bond (NADL) (2)	182	182
$ 600 bond (NADL) (2)	413	413
SEK 1,500 bond (2)	186	186

Total unsecured bonds	2,334	2,334

Total debt principal	8,547	8,701
Less: Debt balance held as subject to compromise	(7,600)	(7,705)

Total debt not subject to compromise	947	996

Less: current portion of debt principal	(91)	(511)

Long-term portion of debt principal	856	485

(1)	Denotes impaired secured credit facilities that were reclassified to “Liabilities subject to compromise” on September 12, 2017
(2)	Denotes unsecured bonds that were reclassified to “Liabilities subject to compromise” on September 12, 2017

The Debtors filing of Bankruptcy on the Petition Date constituted an event of default under our secured credit facilities and unsecured bond facilities and were reported as “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2017 and June 30, 2018.

During bankruptcy proceedings we continue to make interest payments on the secured credit facilities. These are treated as adequate protection payments which are recognized as a reduction in the principal balance of secured credit facilities held within “Liabilities subject to compromise” in the Consolidated Balance Sheets. $185 million has been recognized as adequate protection payments from Petition Date to June 30, 2018. The Debtors have discontinued recording interest on unsecured bond facilities classified as liabilities subject to compromise from the Petition Date.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Details of the debt issuance costs netted against the non-impaired current and long-term debt for each of the periods presented are shown below.

Outstanding debt as at June 30, 2018
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Debt due within one year	91	(1)	90
Long-term debt	856	—	856
Debt held as subject to compromise	7,600	—	7,600

Total	8,547	(1)	8,546

Outstanding debt as at December 31, 2017
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Debt due within one year	511	(2)	509
Long-term debt	485	—	485
Debt held as subject to compromise	7,705	—	7,705

Total	8,701	(2)	8,699

The outstanding debt as at June 30, 2018 is repayable as follows:

(In $ millions)	Year ended June 30,
2019	91
2020	57
2021	68
2022	70
2023	523
2024 and thereafter	138

Total debt principal	947

The significant developments relating to our debt in the six months ended June 30, 2018 are explained below.

New Secured Notes on emergence

On July 2, 2018, we raised $880 million of aggregate principle amount of 12.00% senior secured notes due in 2025. The notes bear interest at the annual rate of 4.00% payable in cash plus at the annual rate of 8.00% payable in kind. Under certain circumstances, we may elect to pay the amount of payment in kind interest payable on any interest payment date in cash at an annual rate of 8.00%. Interest will be payable semi-annually in arrears. We have cross-guaranteed the notes on a pari passu basis with our lenders under the senior credit facilities and all other unsecured creditors and is a first ranking guarantee by substantially all of the Company and on a second priority basis by the common collateral.

$360 million senior secured credit facility

In April 2013, our majority owned subsidiary AOD entered into a $360 million senior secured credit facility with a syndicate of banks. The loan had a five year maturity from the initial borrowing date, and bears interest of LIBOR plus 2.75%. In the period ended June 30, 2018, following the Plan of Reorganization, the senior secured credit facility was reclassified to long-term to reflect the maturity extension contemplated.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Ship Finance International Limited (“Ship Finance”) Loans

Ship Finance International Limited loans comprise of three facilities: SFL Hercules Ltd of $375 million entered into in May 2013, SFL Deepwater Ltd of $390 million and SFL Linus Ltd of $475 million both entered into in October 2013. These facilities were taken out with a syndicate of banks and financial institutions. In the period ended June 30, 2018 $200 million of short-term debt of SFL was reclassified to long-term as a result of amending the third-party credit facilities of SFL to conform with the charter payment schedules included as part of the RSA.

Covenants contained in our debt facilities

Credit facilities

The financial covenants contained in our credit facilities post emergence are measured at the RigCo group level. Details of the levels which are required to be maintained under the credit facilities are as follows:

•

Aggregated minimum liquidity requirement for the Group: In summary, and as more particularly set out in the credit facilities, to maintain cash and cash equivalents of at least $525 million within the Group at any time during the period from and including the Effective Date to and including 31 December 2018; and $400 million at any time during the period from and including 1 January 2019 to the final maturity date of the credit facilities;

•

Net leverage ratio: to maintain a ratio of net debt to EBITDA as set out below (which will be tested on each financial quarter commencing with the financial quarter ending on 31 March 2022 until the final maturity date of the credit facilities):

1.	for the twelve months ending 31 March 2022, be equal to or less than 4.5x;

2.	for the twelve months ending 30 June 2022, be equal to or less than 4.2x;

3.	for the twelve months ending 30 September 2022, be equal to or less than 3.9x; and

4.	for the twelve months ending 31 December 2022, be equal to or less than 3.7x.

•

Debt service coverage ratio: in summary to maintain a ratio of EBIDTA to debt services (being all finance charges and principal, as more particularly set out in the credit facilities) equal to or greater than 1:1 (which will be tested on each financial quarter commencing with the financial quarter ending on 31 March 2022 until the final maturity date of the credit facilities).

New Secured Notes

The covenants included in the New Secured Notes agreements entered into on July 2, 2018, limit our restricted subsidiaries and our ability to:

•	pay dividends or make certain other restricted payments or investments;

•	incur additional indebtedness and issue disqualified shares;

•	create liens on assets;

•	amalgamate, merge, consolidate or sell substantially all of our, NSNCo’s, IHCo’s, RigCo’s and their respective subsidiaries and the guarantors’ assets;

•	enter into certain transactions with affiliates;

•	create restrictions on dividends and other payments by our restricted subsidiaries; and

•	guarantee indebtedness by our restricted subsidiaries. The above covenants are subject to important exceptions and qualifications.

Following emergence from Chapter 11 on the Effective Date, with exception of minimum liquidity requirements, we are exempt from financial covenants until 1Q 2021. Thereafter, in addition to minimum liquidity requirements the Group is required to maintain and satisfy certain financial ratios and covenants, relating to net leverage and debt service coverage.

Total gain/loss on debt extinguishment

During the period ended June 30, 2017, we agreed with Archer to convert total outstanding subordinated loans, fees and interest provided to Archer, with a carrying value of $37 million, into a $45 million loan. The fair value of the new loan receivable at the date of conversion was $56 million resulting in a gain of $19 million on debt extinguishment, which is presented within “Net gain/(loss) on debt extinguishment” in our Consolidated Statement of Operations.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Common shares

	As at June 30, 2018		As at December 31, 2017
	Shares	$ million	Shares	$ million
All shares are common shares of $2.00 par value each
Authorized share capital	800,000,000	1,600	800,000,000	1,600
Issued and fully paid share capital	508,763,020	1,017	508,763,020	1,017
Treasury shares held by the Company	(4,244,080)	(9)	(4,244,080)	(9)

Outstanding common shares in issue	504,518,940	1,008	504,518,940	1,008

As at June 30, 2018, our shares were listed on the Oslo Stock Exchange and the New York Stock Exchange.

We were incorporated on May 10, 2005 and 6,000 ordinary shares of par value $2.00 each were issued. Since incorporation the number of issued shares has increased from 6,000 to 508,763,020 of par value $2.00 each as at June 30, 2018.

A share repurchase program was approved by the Board in 2007 giving us the authorization to buy back shares. Shares bought back under the authorization may be cancelled or held as treasury shares. Treasury shares may be held to meet our obligations relating to the share option plans. As at June 30, 2018 we held 4,244,080 treasury shares (December 31, 2017, 4,244,080).

As of the Chapter 11 Filing Date, September 12, 2017, we had 504,518,940 common shares outstanding. We recorded our common shares at carrying value until July 2, 2018 when the plan was confirmed by the Bankruptcy Court, at which point these shares were cancelled and 100,000,000 new common shares were issued in accordance with the Investment Agreement as discussed in Note 3 – Chapter 11 Proceedings. In addition, due to the Bankruptcy Filing, no dividends are eligible to be paid without the approval of the Bankruptcy Court.

Note 19 – Non-controlling interest

Changes in non-controlling interest for the period ended June 30, 2018 is as follows:

(In $ millions)	Ship Finance International Ltd VIEs	North Atlantic Drilling Ltd	Asia Offshore Drilling Ltd	Sevan Drilling ASA	Seadrill Nigeria Operations Limited	Total
December 31, 2017	(59)	76	149	226	7	399
Adoption of new accounting standard ASU 2016-16 - Income Taxes(1)	—	(25)	—	—	—	(25)
Net income attributable to non-controlling interest in 2018	7	(160)	1	(10)	2	(160)
Redeemable non-controlling interest(2)	—	—	(150)	—	—	(150)

Ending balance, June 30, 2018	(52)	(109)	—	216	9	64

(1)	For further information see Note 2 “Recent accounting pronouncements”
(2)	For further information see Note 20 “Redeemable non-controlling interest”

Note 20 – Redeemable non-controlling interest

Changes in redeemable non-controlling interest for the period ended June 30, 2018 is as follows:

(In $ millions)	Asia Offshore Drilling Ltd
As at December 31, 2017	—
Reclassification from non-controlling interest	150
Fair value adjustment on initial recognition	(127)
Net income attributable to redeemable non-controlling interest in 2018	2

As at June 30, 2018	25

Subsequent to filing bankruptcy petitions, Seadrill executed a Transaction Support Agreement (“TSA”) on April 4, 2018 with a minority shareholder of one of Seadrill’s subsidiaries, Asia Offshore Drilling Limited (“AOD”). The purpose of the TSA was to provide a framework for a monetization event for the minority shareholder of AOD as well as obtain unanimous approval of the AOD board of directors (which included the minority shareholder) in order for AOD to become a party to the RSA and participate in Seadrill’s broader debt restructuring under its Chapter 11 reorganization.

The TSA executed between the parties provided a put option to the holders of non-controlling interest shares. The put option gave the holders the right (with no obligation) to sell the shares it owns to Seadrill subject to a price ceiling. After the end of the effective period of the put option, if the right remains unexercised, Seadrill gets the right (with no obligation) to purchase the non-controlling interest in AOD at a price subject to the floor price (“Call Option”). While the call option provides for a redemption mechanism, the redemption option is made by Seadrill. The put option, however, generates a redemption feature for the non-controlling interest holder that is outside the control of Seadrill.

This redemption feature caused the fair value of the non-controlling interest held in AOD to be reclassified from equity to “Redeemable non-controlling interest” within the Consolidated Balance Sheets. Any fair value adjustments to generate an expected redemption value have been recognized through retained earnings.

We reclassified $150 million of non-controlling interest from equity to redeemable non-controlling interest on the date of the TSA (April 4, 2018) and recorded a fair value adjustment of $127 million on initial recognition. We attributed $2 million of net income to the redeemable non-controlling interest covering the period April 2018 to June 2018, resulting in the redeemable non-controlling interest having a fair value on June 30, 2018 of $25 million. The fair value adjustment on initial recognition and subsequent changes in fair value are recognised in retained earnings.

To calculate the fair value of the non-controlling interest, we have taken the Consolidated Balance Sheet position of AOD as at June 30, 2018 and adjusted for an updated fair value of the three drilling units: AOD I, AOD II and AOD III. The fair value of the drilling units were derived using a market approach.

Note 21 – Accumulated other comprehensive income

Accumulated other comprehensive income as at June 30, 2018 and December 31, 2017 was as follows:

(In $ millions)	Unrealized gain on marketable securities	Unrealized gain on foreign exchange	Actuarial (loss) / gain relating to pension	Share in unrealized gain from associated companies	Change in unrealized gain on interest rate swaps in VIEs	Change in conversion option on Archer debt facility	Total
Beginning balance, December 31, 2017	31	36	(26)	15	2	—	58
Adoption of accounting standard update	(31)	—	—	—	—	—	(31)
Beginning balance, January 1, 2018	—	36	(26)	15	2	—	27
Other comprehensive income before reclassifications	—	—	1	11	—	2	14

Ending balance, June 30, 2018	—	36	(25)	26	2	2	41

In January 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities” to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 became effective for fiscal years and interim periods beginning after December 15, 2017. We adopted ASU 2016-01 starting from January 1, 2018 on a modified retrospective basis, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained earnings.

Upon adoption of ASU 2016-01, we reclassified $31 million of unrealized gains related to our marketable securities from accumulated other comprehensive income to retained earnings. As a result of the adoption of this guidance we are required to recognize the movement in the fair value of our marketable securities in the Consolidated Statement of Operations. Refer to Note 12 “Marketable securities” for further information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

With the exception of the actuarial gain relating to pension, income taxes associated with each component of other comprehensive income is nil. The income tax benefit on actuarial gain relating to pension is $0.4 million as at June 30, 2018 and $0.6 million as at December 31, 2017.

Note 22 – Risk management and financial instruments

The majority of gross earnings from our drilling units are receivable in U.S. dollars and the majority of our other transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we have operations and assets in a number of countries worldwide and incur expenditures in other currencies, causing our results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the U.S. dollar. Historically, we have been exposed to changes in interest rates on floating interest debt, and to the impact of changes in currency rates on NOK and SEK denominated debt. Due to the filing of the Bankruptcy Petitions, interest is no longer incurred on our unsecured bonds and they are held at the foreign exchange rate as at the Petition Date. Interest continues to be incurred on the floating interest debt but is recognized as an adequate protection payment for those facilities held as subject to compromise. Interest on floating rate debt not held as subject to compromise continues to be paid and recognized in the Consolidated Statement of Operations. There is thus a risk that interest rate fluctuations will have a positive or negative effect on the value of our cash flows.

Prior to filing for Chapter 11, we entered into derivative agreements to mitigate the risk of currency and interest rate fluctuations. However, filing for Chapter 11 triggered an event of default under each of our International Swaps and Derivatives Agreements (ISDA). As a result, our counterparties terminated all outstanding transactions governed by the ISDA, effective September 13, 2017. The derivative transactions are recognized at the recoverable amount under the ISDA’s as agreed with our lenders. As of December 31, 2017 and June 30, 2018 we had $249 million in estimated derivative instrument settlements payable, reflected in the liabilities subject to compromise on the Consolidated Balance Sheet. Refer to Note 4 “Liabilities subject to compromise” for further information.

Interest rate risk management

Our exposure to interest rate risk relates mainly to our floating interest rate debt and balances of surplus funds placed with financial institutions. The exposure related to our floating interest debt has reduced since filing for Chapter 11, as noted above. We have historically managed this risk through the use of interest rate swaps and other derivative arrangements and continue to do so for some of our facilities which are not subject to compromise. Our objective is to obtain the most favorable interest rate borrowings available without increasing our foreign currency exposure. The extent to which we utilized interest rate swaps and other derivatives to manage our interest rate risk has been determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

At the date of filing for Chapter 11, we had interest rate swap agreements with maturity dates between November 2, 2017 and January 29, 2027, which swapped the floating element of interest on our facilities for fixed rates ranging between 0.74% and 3.34%. In addition, we had an interest rate swap contract principal, which was entered into in February 2014 with a forward start in March 2016, under which it pays a floating rate of LIBOR and receive a fixed rate of 2.12%. These agreements did not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”. We recognized total realized and unrealized losses of $18 million for the six months to June 30, 2017. No gains or losses were made in the six months to June 30, 2018 following the termination of interest rate swaps under the ISDA.

Cross currency interest rate swaps not qualified as hedge accounting

At the date of filing for Chapter 11, we had outstanding cross currency interest rate swaps with maturity dates between March 2018 and March 2019 at fixed rates ranging from 4.94% to 6.18%. These agreements did not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements were included in the Consolidated Statement of Operations under “Gain/(loss) on derivative financial instruments”. We recognized total realized and unrealized gains of $29 million for the six months to June 30, 2017. No gains or losses were made in the six months to June 30, 2018 following the termination of the cross-currency interest rate swaps under the ISDA.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Interest rate swaps agreements qualified for hedge accounting

A Ship Finance subsidiary consolidated by Seadrill as a Variable Interest Entity (“VIE”) (refer to Note 23 “Variable Interest Entities”) has entered into interest rate swaps in order to mitigate its exposure to variability in cash flows for future interest payments on the loans taken out to finance the acquisition of the West Linus. These interest rate swaps qualify for hedge accounting and any changes in fair value are initially recorded within Other Comprehensive Income and then reclassified to the Consolidated Statement of Operations on settlement of the swap.

Below is a summary of the notional amount, fixed interest rate payable and duration of the outstanding principal as at June 30, 2018.

Variable interest entity	Outstanding principal as at June 30, 2018 (In $ millions)	Receive rate	Pay rates	Length of contracts
SFL Linus Limited (West Linus)	141	1—3 month LIBOR	1.77—2.01%	Dec 2013—Dec 2018

The total fair value of interest swaps under hedge accounting at June 30, 2018 amounted to an asset of $0.4 million (December 31, 2017: liability of $1 million), classified as “Other current assets” in the Consolidated Balance Sheet.

In the six months ended June 30, 2018, the VIE Ship Finance subsidiary recorded $0.3 million fair value gains (six months ended June 30, 2017: $1 million fair value gains). Any such gains or losses recorded by the VIE in OCI are allocated to non-controlling interests due to their ownership by Ship Finance.

Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore the Company, recognized no gain or loss due to hedge ineffectiveness in the consolidated financial statements during the six months ended June 30, 2018 (six months ended June 30, 2017: no fair value gain or loss). The net cash settlements on these swaps for the six months ended June 30, 2018 was $0.1 million (six months ended June 30, 2017: $0.6 million).

Interest Rate Cap

On May 11, 2018, we purchased an interest rate cap for $68 million to mitigate our exposure to future increases in LIBOR on our floating rate debt. The capped rate against the 3-month US LIBOR is 2.87% and covers the period from June 15, 2018 to June 15, 2023. The principal amount covered by the cap as at June 30, 2018 is $4.5 billion. As at June 30, 2018, the fair value of the interest rate cap was $61 million.

We did not designate the interest rate cap for hedge accounting and accordingly changes in the fair value of the interest rate cap are recorded in net income. We classified the unrealized loss in the period to June 30, 2018 of $7 million under the line item “(Loss) / gain on derivative financial instruments” in the Consolidated Statement of Operations.

Foreign exchange risk management

Seadrill and the majority of our subsidiaries use the U.S. dollar as the functional currency because the majority of the revenues and expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also U.S. dollars. We do, however, earn revenue and incur expenses in other currencies and there is thus a risk that currency fluctuations could have an adverse effect on the value of our cash flows. Prior to entering Chapter 11 we were exposed to the impact of changes in currency exchange rates on NOK and SEK denominated debt. Prior to September 13, 2017, we had entered into derivative agreements to mitigate the risk of exchange rate fluctuations.

Foreign currency forwards not qualified for hedge accounting

As at June 30, 2018 and 2017 we had no outstanding forward currency agreements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other derivative agreements

Archer convertible debt instrument

On April 26, 2017 we agreed with Archer to convert total outstanding subordinated loans provided to Archer, inclusive of associated fees and interest, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are required to be measured at fair value at each reporting date. The fair value of the new loan receivable as at inception, April 26, 2017, was $56 million, resulting in a $19 million gain on the extinguishment of the original subordinated debt in the statement of operations.

At at June 30, 2018 the fair value of the convertible debt instrument was $58 million of which the split between debt and embedded derivative option was $46 million and $12 million respectively. The debt and embedded derivative option was revalued at the period end and we have recognized a fair value gain on the debt component of $2 million and a fair value gain on the embedded conversion option of $4 million for the six months ending June 30, 2018.

Realized and unrealized gains and losses

The total realized and unrealized gains and losses recognized in the Consolidated Statement of Operations relating to above derivative arrangements for the six months ended June 30, 2018 and 2017 are as follows:

(In $ millions)	Six Months Ended June 30,
(Losses)/Gains recognized in the consolidated statement of operations relating to derivative financial instruments	2018	2017
Interest rate swap agreements not qualified as hedge accounting	(1)	(18)
Cross currency interest rate swaps not qualified as hedge accounting	—	29
Foreign currency spot trades not qualified as hedge accounting	—	1
Convertible loan agreement	4	(5)
Interest rate cap	(7)	—

(Loss)/Gain on derivative financial instruments	(4)	7

Fair values of financial instruments

The carrying value and estimated fair value of our financial instruments as at June 30, 2018 and December 31, 2017 were as follows

Financial assets

	As at June 30, 2018		As at December 31, 2017
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	809	809	1,255	1,255
Restricted cash	409	409	104	104
Derivative Asset—interest rate cap	61	61	—	—
Related party loans receivable—short term	18	18	25	25
Related party loans receivable—long term	547	535	522	515

Financial liabilities

As at June 30, 2018, we had outstanding floating rate interest bearing debt with carrying value of $6.2 billion (December 31, 2017: $6.4 billion), of which $5.3 billion (December 31, 2017: $5.4 billion) was held as subject to compromise. As a result of filing for Chapter 11, the fair value of our floating rate interest bearing debt cannot be reasonably determined.

As at June 30, 2018 and December 31, 2017, we had outstanding fixed and floating interest bonds with carrying value of $1.7 billion and $0.6 billion respectively. These were held as a liability subject to compromise on the Consolidated Balance Sheet. As a result of filing for Chapter 11, the fair value of our floating or fixed rate interest bonds cannot be reasonably determined.

As at June 30, 2018 we had outstanding related party fixed rate debt with carrying value of $314 million and fair value of $219 million (December 31, 2017: carrying value of $314 million and fair value of $218 million).

As at June 30, 2018, and December 31, 2017 we had $39 million of interest rate swaps and $210 million of cross currency interest rate swaps classified as liabilities subject to compromise. The balance reflects the terminated value claimed by the counterparty as at September 13, 2017. As a result, the carrying and fair value of the financial instrument as at June 30, 2018 and December 31, 2017 would be $249 million.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fair value considerations

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents and restricted cash, which are liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the related party loans receivable from Seadrill Partners, SeaMex and Seabras Sapura are estimated to be equal to the carrying value. This debt is not freely tradable and cannot be recalled by us at prices other than specified in the loan note agreements. The loans were entered into at market rates. They are categorized as level 2 on the fair value measurement hierarchy. Other trading balances with related parties are not shown in the table above and are covered under Note 24-“Related party transactions”. The fair value of other trading balances with related parties are also assumed to be equal to their carrying value.

The related party convertible loan receivable from Archer has been fair valued for the debt and conversion option components. We have categorized this at level 3 on the fair value measurement hierarchy.

The fair value of the loans provided by Ship Finance to our VIE’s are derived using the Discounted Cash Flow (DCF) model. The cost of debt of 11% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 24 “Related party transactions” for further information.

To calculate the fair value of the AOD redeemable non-controlling interest shares, we first estimated the fair value of AOD in total and then allocated this between the shares held by us and by those held by the non-controlling interest. We estimated the fair values of AOD in total by adjusting the Consolidated Balance Sheet position of AOD as at June 30, 2018 for an updated fair value of the three drilling units: AOD I, AOD II and AOD III. We derived the fair value of the three drilling units using a market approach. We have categorized this at level 3 on the fair value measurement hierarchy. Refer to Note 20 – Redeemable non-controlling interest for further information.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Financial assets that are measured at fair value on a recurring basis:

		Fair value measurements as at the reporting date using
(In $ millions)	Total fair value As at June 30, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Marketable securities - current asset	121	121	—	—
Interest rate cap – current asset	61	—	61	—
Convertible debt instruments - non-current asset	58	—	—	58

Total assets	240	121	61	58

		Fair value measurements as at the reporting date using
(In $ millions)	Total fair value As at December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Marketable securities - current asset	124	124	—	—
Convertible debt instrument - non-current asset	52	—	—	52

Total assets	176	124	—	52

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of the interest rate cap is calculated using well-established independent valuation techniques using expected LIBOR interest rates and counterparty non-performance credit risk assumptions as at June 30, 2018. The calculation of the credit risk in the cap values is subject to a number of assumptions included an assumed credit default swap rate based on recovery rate from the counterparty that we hold the interest rate cap with, given an event of default.

The convertible debt instrument is bifurcated into two elements. The fair value of the embedded derivative option is calculated using a modified version of the Black-Scholes formula for a currency translated option. Assumptions include Archer’s share price in NOK, NOK/USD FX volatility and dividend yield. The fair value of the debt component is derived using the DCF model including assumptions relating to cost of debt and credit risk associated to the instrument.

The following table is a reconciliation of the convertible debt instrument classified within Level 3 of the valuation hierarchy for the periods indicated:

(In $ millions)	Total fair value (Level 3)
As at December 31, 2017	52
Change in fair valued recognized in the Statement of Operations	4
Change in fair value recognized in Other Comprehensive Income	2

As at June 30, 2018	58

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Credit risk

We have financial assets, including cash and cash equivalents, marketable securities, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose us to credit risk arising from possible default by the counterparty. We consider the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. We, in the normal course of business, do not demand collateral. The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to us.

Note 23 – Variable Interest Entities (VIEs)

As at June 30, 2018, we leased two semi-submersible rigs, and one jack-up rig from Ship Finance VIEs under capital leases. Each of the units had been sold by us to single purpose subsidiaries of Ship Finance and simultaneously leased back by us on bareboat charter contracts for a term of 15 years. We have several options to repurchase the units during the charter periods, and obligations to purchase the assets at the end of the 15-year lease period.

The following table gives a summary of the sale and leaseback arrangements, as at June 30, 2018:

Unit	Effective from	Sale value (In $ millions)	First repurchase option (In $ millions)	Month of first repurchase option	Last repurchase option (In $ millions)		Month of last repurchase Option*
West Taurus	Nov 2008	850	418	Feb 2015	149	(1)	Nov 2023
West Hercules	Oct 2008	850	580	Aug 2011	135	(1)	Aug 2023
West Linus	June 2013	600	370	June 2018	170	(2)	June 2028

(1)	Purchase obligations at the end of the 15-year lease period
(2)	Ship Finance has a right to require us to purchase the West Linus rig on the 15th anniversary for $100 million if we do not exercise the final repurchase option

We determine that the Ship Finance subsidiaries, which own the units, are VIEs, and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our consolidated financial statements. We did not record any gains from the sale of the units, as they continued to be reported as assets at their original cost in our consolidated balance sheet at the time of each transaction. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our consolidated financial statements. At June 30, 2018 and at December 31, 2017 the units are reported under drilling units in our consolidated balance sheet.

The bareboat charter rates are set on the basis of a base LIBOR interest rate for each bareboat charter contract, and thereafter are adjusted for differences between the LIBOR fixing each month and the base LIBOR interest rate for each contract. A summary of the bareboat charter rates per day for each unit is given below.

	(In $ thousands)
Unit	2018	2019	2020	2021	2022	2023
West Taurus	112	103	101	97	96	181
West Hercules	118	101	100	96	96	184
West Linus	158	122	99	99	93	189

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The assets and liabilities in the financial statements of the VIEs as at June 30, 2018 and as at December 31, 2017 are as follows:

	As at June 30, 2018			As at December 31, 2017
(In $ millions)	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited	SFL Deepwater Limited	SFL Hercules Limited	SFL Linus Limited
Name of unit	West Taurus	West Hercules	West Linus	West Taurus	West Hercules	West Linus
Investment in finance lease	326	316	414	335	326	431
Amount due from related parties	3	4	—	4	4	—
Other assets	6	6	7	6	6	8

Total assets of the VIEs	335	326	421	345	336	439

Short-term interest bearing debt	19	28	45	226	27	48
Long-term interest bearing debt	196	210	240	—	224	261
Other liabilities	10	10	—	3	2	—
Short-term amounts due to related parties	—	—	12	—	—	4
Long-term debt due to related parties	106	73	115	113	80	121

Total liabilities of the VIEs	331	321	412	342	333	434

Equity of the VIEs	4	5	9	3	3	5

Book value of units in the Company’s consolidated financial statements	373	525	504	385	508	515

We present balances due to/from Ship Finance on a net basis, due to the fact there is a right of offset established in the long-term loan agreements, and the balances are intended to be settled on a net basis. As at June 30, 2018, we presented receivable balances (current assets) of $7 million related to SFL Deepwater Ltd, $7 million related to SFL Hercules Ltd, and $6 million related to SFL Linus Ltd against “Long-term debt due to related parties” within “Non-current liabilities” in the consolidated balance sheet. As at December 31, 2017, we had no receivable balances presented against “Long-term debt due to related parties” within “Non-current liabilities” in the Consolidated Balance Sheets.

In the period ended June 30, 2018 the VIEs declared no dividends (June 30, 2017: $14 million).

Note 24 – Related party transactions

Seadrill Partners

The net income/(expenses) with Seadrill Partners for the six months ended June 30, 2018 and 2017 were as follows:

(In US$ millions)	Six Months Ended June 30,
	2018	2017
Management fees charged to Seadrill Partners - Other revenues (a) and (b)	35	37
Rig operating expenses charged to Seadrill Partners - Other revenues (c)	1	13
Contingent consideration realized (d)	7	11
Interest recognized on deferred consideration receivable (d)	2	2
Insurance premiums charged to Seadrill Partners (e)	5	5
Rig operating costs charged by Seadrill Partners (f)	(1)	(2)
Bareboat charter arrangements (g)	—	3
Interest expenses charged to Seadrill Partners (h)	—	5
Related party inventory purchases	(3)	(2)
Derivatives recharged to Seadrill Partners (i)	—	1

Net related party income from Seadrill Partners	46	73

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Receivables/(payables) with Seadrill Partners and its subsidiaries as at June 30, 2018 and December 31, 2017 consisted of the following:

(In $ millions)	As at June 30, 2018	As at December 31, 2017
Rig financing and loan agreements (j)	—	25
Deferred consideration receivable (d)	41	52
Other receivables (k)	148	157
Other payables (k)	(7)	(24)

The following is a summary of the related party agreements with Seadrill Partners:

(a, b) Management, administrative, and technical service agreements

Income recognized under the management, administrative and technical service agreements for the six months ended June 30, 2018 were a total of $35 million (six months ended June 30, 2017: income of $37 million).

(c) Rig operating costs charged to Seadrill Partners

Seadrill has charged to Seadrill Partners certain rig operating costs in relation to costs incurred on behalf of the West Polaris operating in Angola in 2017. In 2018, the West Polaris was mobilized to Spain and therefore not subject to any further operating costs from Angola. The total other revenues earned for the six months ended June 30, 2018 were $1 million (six months ended June 30, 2017: $13 million).

(d) Deferred consideration receivable

From the disposal of the West Vela and West Polaris to Seadrill Partners in November 2014 and June 2015 respectively, we recognized deferred consideration which as at June 30, 2018 the total outstanding balance in relation to these receivables was $41 million (December 31, 2017: $52 million). Refer to Note 8—Loss on disposals and contingent consideration for more information.

(e) Insurance premiums

We negotiate insurance for drilling units on a centralized basis. The total insurance premiums related to Seadrill Partners drilling units charged to Seadrill Partners for the six months ended June 30, 2018 were $5 million (six months ended June 30, 2017: $5 million).

(f) Rig operating costs charged by Seadrill Partners

Seadrill Partners has charged to Seadrill, through its Nigerian service company, certain services, including the provision of onshore and offshore personnel, which was provided for the West Jupiter drilling rig operating in Nigeria. The total rig operating expenses incurred for the six months ended June 30, 2018 were $1 million (six months ended June 30, 2017: $2 million).

(g) Bareboat charter arrangements

In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Partners, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd S.A.R.L., the owner of the West Aquarius and a wholly-owned subsidiary of Seadrill Partners, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd S.A.R.L. and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. The net effect to Seadrill of the bareboat charters for the six months ended June 30, 2018 was net revenue of nil (six months ended June 30, 2017: net revenue of $3 million). The contract was terminated effective April 19, 2017 on completion of the rig’s contract with Hibernia Management.

(h) Interest expenses

The total interest income charged to Seadrill Partners for the related party loan arrangements outlined below for the six months ended June 30, 2018 was nil (six months ended June 30, 2017: $5 million). Refer to the sections below for details on the financing agreements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(i) Derivative interest rate swap agreements

We previously held interest rate swap agreements with Seadrill Partners on a back to back basis with certain of its own interest rate swap agreements. On commencement of Chapter 11 proceedings the derivative position held by Seadrill was cancelled and held at the claimed value by the derivative counterparty. This resulted in no further recharged gains or losses on derivatives after September 12, 2017. The total net derivative gains and losses charged to Seadrill Partners for the six months ended June 30, 2018 was nil (six months ended June 30, 2017: gain of $1 million).

(j) Rig financing agreements

The West Vencedor loan agreement between us and Seadrill Partners was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $70 million. On April 14, 2015 the loan agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor loan agreement bears a margin of 2.3%, a guarantee fee of 1.4% and a balloon payment of $21 million due at maturity in June 2018. The loan was repaid in full during the period ended June 30, 2018 (December 31, 2017: $25 million).

(k) Receivables and Payables

Receivables and payables with Seadrill Partners and its subsidiaries are comprised of management fees, advisory and administrative services, and other items including accrued interest. In addition, certain receivables and payables arise when we pay an invoice on behalf of Seadrill Partners or its subsidiaries and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill Partners and its subsidiaries are unsecured and are intended to be settled in the ordinary course of business.

Guarantees

Seadrill provides certain guarantees on behalf of Seadrill Partners:

•	Guarantees in favor of customers, which guarantee the performance of the Seadrill Partners drilling units, totaled $57 million as at June 30, 2018 (December 31, 2017: $165 million);

•	Guarantees in favor of banks provided on behalf of Seadrill Partners totaled nil as at December 31, 2017 after Seadrill Partners insulated itself from Seadrill in August 2017; and

•	Guarantees in favor of suppliers provided on behalf of Seadrill Partners, relating to customs guarantees totaled nil as at June 30, 2018 (December 31, 2017: $0.6 million).

West Vela facility

The $1.5 billion secured credit facility agreement related to both the West Vela drillship (owned by Seadrill Partners) and West Tellus drillship (owned by Seadrill). Certain subsidiaries of Seadrill and Seadrill Partners were jointly and severally liable for their own debt and obligations under the facility and the debt and obligations of other borrowers. In August 2017, the facility was split into two separate facilities “West Vela facility” and “West Tellus facility”. Recourse under the West Vela facility was then only to Seadrill Partners consolidated entities and recourse under the West Tellus facility was only to Seadrill consolidated entities.

West Polaris facility

In June 2015, we completed the sale of the entities that own and operate the West Polaris to Seadrill Partners. One of the entities sold was the sole borrower under $420 million senior secured credit facility. See Note 8 - Contingent consideration for further details. Prior to August 2017, we acted as a guarantor under the facility. In August 2017, we resigned as a guarantor to the facility. Recourse under the West Polaris facility is now only to Seadrill Partners consolidated entities.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

T-15 / T-16 facility

The secured credit facility relating to the T-15 and T-16 tender rigs (owned by Seadrill Partners) and West Telesto jack-up (owned by Seadrill). was split into two separate facilities “Tender Rig facility” and “West Telesto facility” in August 2017. Recourse under the Tender Rig facility was then only to Seadrill Partners consolidated entities and recourse under the West Telesto facility was only to Seadrill consolidated entities. The Tender Rig facility was also amended so that the facility was directly held in Seadrill Partners (previously Seadrill was the borrower under the facility and there was a back to back agreement with Seadrill Partners).

Archer transactions

Archer restructuring

During the first half of 2017 Archer completed a series of restructuring transactions which resulted in changes to our involvement in the financial support provided to Archer and also the proportion of Archer shares held by us. The effects of this restructuring are summarized below and set out in more detail in the following sections.

At March 31, 2017, we provided financial support to Archer, a related party in the form of $278 million in financial guarantees for the benefit of its lenders and $149 million in subordinated loans including accrued interest and fees (carrying value of $37 million).

On April 26, 2017 we agreed with Archer to convert total outstanding subordinated loans provided to Archer, inclusive of associated fees and interest, with a carrying value of $37 million, into a $45 million loan. The new loan receivable is a convertible debt instrument comprised of a debt instrument and a conversion option, classed as an embedded derivative. Both elements are required to be measured at fair value at each reporting date. The fair value of the new loan receivable as at inception, April 26, 2017, was $56 million, resulting in a $19 million gain on the extinguishment of the original subordinated debt in the statement of operations.

At at June 30, 2018 the fair value of the convertible debt instrument was $58 million of which the split between debt and embedded derivative option was $46 million and $12 million respectively. The debt and embedded derivative option was revalued at the period end and we have recognized a fair value gain on the debt component of $2 million and a fair value gain on the embedded conversion option of $4 million for the six months ending June 30, 2018.

During the quarter ended June 30, 2017, we also signed and closed an agreement with Archer and its lenders to extinguish $278 million in financial guarantees provided by us in exchange for cash payment of $28 million. We had previously (in fiscal year 2016) recognized a contingent liability of $28 million to reflect this expected cash settlement.

Following Archer’s $100 million private placement on February 28, 2017, our shareholding was diluted from 39.89% to 16.23%. After a subsequent share placement by Archer on 26 April 2017, our shareholding was further diluted to 15.69%. At this date our investment in Archer was derecognized as an equity accounted investment and recognized as an available-for-sale security. For further information, please refer to Note 12 “Marketable securities”.

Total interest income for the six months ended June 30, 2018 for the above loans was nil (six months ended June 30, 2017: $3 million).

Guarantees

On February 5, 2014, we provided Archer with a guarantee to support Archer’s leasing obligations of a warehouse for a period of 10 years. The guarantee outstanding as at June 30, 2018 is $9 million (December 31, 2017: $10 million).

These guarantee fees are included in “Other financial items and other income /(expense), net” in our Consolidated Statement of Operations. The guarantee fees charged were nil for the six months ended June 30, 2018 (six months ended June 30, 2017: nil).

Operating activities

Archer provides certain technical vessel and rig services for us, and charged us fees of $0.1 million for the six months ended June 30, 2018 (six months ended June 30, 2017: $0.2 million). These amounts are included in “Vessel and rig operating expenses” in our consolidated statement of operations.

SeaMex Limited transactions

As at March 10, 2015, the date of deconsolidation, SeaMex Limited is considered to be a related party and not a controlled subsidiary of ours. The following is a summary of the related party agreements/transactions with SeaMex.

Management and administrative service agreements

In connection with the joint venture agreement, SeaMex, entered into a management support agreement with Seadrill Management Ltd, a wholly owned subsidiary of ours, pursuant to which Seadrill Management Ltd provides SeaMex certain management and administrative services. The services provided by Seadrill Management Ltd are charged at cost plus management fee ranging from 4.5% to 8%. The agreement can be terminated by providing 60 days written notice. Income recognized under the management and administrative agreements for the six months ended June 30, 2018 was $5 million (six months ended June 30, 2017: $5 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

It is also agreed that Seadrill Jack Up Operations De Mexico, which is a 100% owned subsidiary of SeaMex and provides support services to the rigs acquired by the joint venture, will continue to provide management services to Seadrill in respect of managing the rigs West Pegasus and West Freedom and charge a fee ranging from 5% to 8% plus costs incurred in connection with managing the rigs on its behalf. Seadrill Jack Up Operations De Mexico has charged us fees, under the above agreements of $1 million for the six months ended June 30, 2018 (six months ended June 30, 2017: $3 million). These amounts are included in general and administrative expenses within the consolidated statement of operations.

Loans

$250 million Seller’s credit - In March 2015, we provided Seamex with a $250 million loan as part of the settlement of the sale of assets to SeaMex. The loan is divided into two facilities, (a) a term loan facility for an amount up to $230 million and (b) a revolving loan facility of up to $20 million. Both facilities bear interest at a rate of LIBOR plus a margin of 6.50% and mature in December 2019. Interest on the loan is payable quarterly in arrears. The loan facility is subordinated to SeaMex’s external debt facility. The outstanding balance as at June 30, 2018 was $250 million (December 31, 2017: $250 million) excluding accrued interest.

$45 million loan facility - In November 2016 we agreed a $45 million loan with Seamex to fund short term working capital requirements. The loan facility is subordinated to SeaMex’s external debt facility. The facility bears interest at a rate of LIBOR plus a margin of 6.5% payable quarterly in arrears.

Interest income accrued for the six months ended June 30, 2018 in respect of the loans above was $12 million (six months ended June 30, 2017: $17 million).

Receivables and Payables

Receivables and payables with SeaMex joint venture are comprised of short-term funding, management fees, advisory and administrative services, and other items including accrued interest. Receivables and payables are generally settled quarterly in arrears in the ordinary course of business.

Receivables/(payables) with SeaMex joint venture as at June 30, 2018 consisted of the following:

(In $ millions)	As at June 30, 2018	As at December 31, 2017
Seller’s credit	250	250
$45 million loan facility	45	45
Interest on long-term funding and seller’s credit	62	50
Other receivables	39	32
Other payables	(1)	(3)

Performance Guarantees

In addition, Seadrill has also provided performance guarantees for the SeaMex drilling units, up to a total of $30 million as at June 30, 2018 (December 31, 2017: $30 million).

Seabras Sapura transactions

Seabras Sapura Participações S.A. and Seabras Sapura Holding GmbH, along with their wholly owned subsidiaries, are together referred to as Seabras Sapura. Seabras Sapura are joint ventures that construct, own and operate pipe-laying service vessels in Brazil and are owned 50% by us and 50% by TL Offshore, a subsidiary of Sapura Energy Berhad.

Loans

In May 2014, we provided a loan to Sapura Navegaceo Martima S.A. of $11 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by May 31, 2015. On May 28, 2015 the maturity date for this loan was extended to May 31, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017 and then to May 31, 2017. As at June 30, 2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at June 30, 2018 was $11 million (December 31, 2017: $11 million).

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

In January 2015, we provided a loan to Sapura Navegacao Martima S.A. of $18 million, which was novated to Seabras Sapura Participações S.A. on December 30, 2015. The loan bears an interest rate of 3.4% and was initially repayable by February 16, 2016. Subsequently, the loan agreement was amended and maturity date extended to February 28, 2017 and then to May 31, 2017. As at June 30, 2017, the loan agreement was amended and the debt is now repayable on demand. The outstanding balance as at June 30, 2018 was $18 million (December 31, 2017: $18 million).

In April 2015, we provided a loan to Sapura Onix GmbH of $14 million in connection with delivery of the Seabras Onix pipe-laying vessel. The outstanding balance as at June 30, 2018 was $14 million (December 31, 2017: $14 million). The loan bears an interest rate of LIBOR plus 3.99% and is repayable on demand, subject to certain restrictions under the agreement.

In December 30, 2015, we provided a loan to Seabras Sapura Participações S.A. of $3 million relating to the payments for equipment. The outstanding balance as at June 30, 2018 was $3 million (December 31, 2017: $3 million). The loan bears an interest rate of 4.4% on overdue balances, and was due to be repaid on February 28, 2017. This facility is now repayable on demand.

In June 2016, the Company provided a subordinated loan to Seabras Rubi GmbH of $14 million in connection with delivery of the Seabras Rubi pipe-laying vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2018 was $14 million (December 31, 2017: $14 million).

In October 2016, the Company provided a subordinated loan to Seabras Jade GmbH of $12 million in relation to the funding retention account in the joint venture for the Sapura Jade vessel. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2018 was $12 million (December 31, 2017: $12 million).

In December 2016, the Company provided a subordinated loan to Seabras Onix GmbH, $6 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 3.99% plus LIBOR and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2018 was $6 million (December 31, 2017: $6 million).

In December 2016, the Company provided a subordinated loan to Seabras Diamante GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2018 was $7 million (December 31, 2017: $7 million).

In December 2016, the Company provided a subordinated loan to Seabras Topazio GmbH, $7 million in relation to the funding retention accounts in the joint venture for the vessels. The loan bears an interest rate of 4.5% and is repayable on demand, subject to certain restrictions under the agreement. The outstanding balance as at June 30, 2018 was $7 million (December 31, 2017: $7 million).

The total net interest income of the above loans relating to Seabras Sapura for six months ended June 30, 2018 was $2 million (six months ended June 30, 2017: $2 million). The total accrued interest as at June 30, 2018 was $10 million (December 31, 2017: $8 million).

Financial guarantees

PLSV I - In December 2013 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $543 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Diamante, and Sapura Topazio pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The total amount guaranteed by Seadrill as at June 30, 2018 was $174 million (December 31, 2017: $186 million). The guarantees provided by Seadrill and Sapura Energy Berhad secure the full outstanding amount under the facility agreement.

PLSV II - In April 2015 certain subsidiaries of Seabras Sapura Holding GmbH entered into a $780 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Onix, Sapura Jade and Sapura Rubi pipe-laying support vessels. As a condition to the lenders making the loan available to each of the borrowers, the Company provides a sponsor guarantee, on a 50:50 basis with the joint venture partner, Sapura Energy Berhad, in respect of the obligations of the borrowers during certain defined time periods, the release of such guarantees being subject to the satisfaction of certain defined conditions. The guarantees cover obligations and liabilities of the

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

borrowers under the facility agreement which arise during the period between the expiry of a contract and extension or renewal of that contract and following a guarantee extension relating to early termination of a contract. During these periods, the guarantees can only be called if the facility is in default. The amount guaranteed by Seadrill as at June 30, 2018 was $312 million (December 31, 2017: $328 million).

Sapura Esmeralda—In November 2012 a subsidiary of Seabras Sapura Participações S.A. entered into a $179 million senior secured credit facility agreement in order to part fund the acquisition of the Sapura Esmeralda pipe-laying support vessel, with a maturity in 2032. During 2013 an additional facility of $36 million was entered into, with a maturity in 2020. As a condition to the lenders making the loan available the borrower, a wholly owned subsidiary of the Company provided a sponsor guarantee, on a joint and several basis with the joint venture partner, TL Offshore Sdn. Bhd. in respect of the obligations of the borrower. The total amount guaranteed by the subsidiaries of the joint venture partners as at June 30, 2018 was $174 million (December 31, 2017: $184 million).

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 29, 2019. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag. There is a risk that if no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will be revoked and Seabras Sapura is unsuccessful in any appeals or in pursuing other available remedies, this could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing.

The Group has signed a term sheet with the lenders and Sapura Energy Berhard which contemplates the extinguishment of the sponsor guarantees (for PLSV I and PLSV II) in return for prepayments to the lenders using the joint venture cash on hand.

As at the Consolidated Balance Sheet date, we have not recognized a liability as we do not consider it is probable that the guarantees will be called.

Operating activities

A subsidiary of Seabras Sapura sublets warehouse and office space to subsidiaries of the Company in Brazil. The amount charged for the six months ended June 30, 2018 was $1.0 million (six months ended June 30, 2017: $0.6 million). These amounts are included in “Vessel and rig operating expenses” in the Consolidated Statement of Operations.

Other trading balances with Seabras Sapura, including interest receivable, totaled a receivable of $4 million as at June 30, 2018 (December 31, 2017: $6 million).

Related parties to Hemen Holding Ltd (“Hemen”)

The Company transacts business with the following related parties, being companies in which our principal shareholder, Hemen, has a significant interest:

•	Ship Finance International Limited (“Ship Finance”);

•	Metrogas Holdings Inc. (“Metrogas”);

•	Archer;

•	Frontline Management (Bermuda) Limited (“Frontline”); and

•	Seatankers Management Norway AS (“Seatankers”).

Ship Finance transactions

We have entered into sale and lease back contracts for several drilling units, with subsidiaries of Ship Finance. We have determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that we are the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in our Consolidated Financial Statements.

Refer to Note 23 “Variable Interest Entities” for further details. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in our Consolidated Financial Statements.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

During the six month periods ended June 30, 2018 and 2017, we incurred the following lease costs on units leased back from Ship Finance subsidiaries:

	Six Months Ended June 30,
	2018	2017
West Hercules	20	28
West Taurus	18	25
West Linus	30	41

Total	68	94

These lease costs are eliminated on consolidation.

The VIEs had net loans due to Ship Finance amounting to $294 million (December 31, 2017: $314 million) and gross loans of $318 million (December 31, 2017: $314 million) as at June 30, 2018. There is a right of offset of trading balance assets against the loans, the net position is disclosed within “Long-term debt due to related parties” on the Consolidated Balance Sheet. As at June 30, 2018 the trading position was a net liability position of $20 million which is disclosed within “Short -term amounts due to related parties” on the Consolidated Balance Sheet. The loans bear interest at a fixed rate of 4.5% per annum, and mature between 2023 and 2029. The total interest expense incurred for the six months ended June 30, 2018 was $7 million (six months ended June 30, 2017: $9.3 million).

Due to the right of offset, when the VIE trading balance is in an asset position this will be disclosed net against the loan within “Long-term debt due to related parties” on the Consolidated Balance Sheet.

Frontline transactions

Frontline provides certain management support and administrative services for Seadrill, resulting in a charged fee of $1.5 million for the six months ended June 30, 2017. In the six months ended June 30, 2018 a cost adjustment for prior period services was recorded, resulting in net income of $1.1 million.

Seatankers Management transactions

The Company and its subsidiaries receive services from Seatankers Management Norway AS, an affiliate of Hemen. The fee was $1.3 million and $0.7 million for the six months ended June 30, 2018 and 2017, respectively.

Note 25 – Commitments and contingencies

Purchase Commitments

As at June 30, 2018, we had contractual commitments under eight newbuilding contracts totaling $1.7 billion ($1.7 billion as at December 31, 2017). The newbuilding commitments are for eight jack-up contracts that we have with the Dalian shipyard. These contracts are all with limited liability subsidiaries of Seadrill Limited that do not have the benefit of a Seadrill Limited guarantee. We continue discussions with Dalian regarding taking delivery of these units.

The table below shows the maturity schedule for the newbuilding contractual commitments as of June 30, 2018.

(In $ millions)	As at June 30, 2018
2018	1,683
2019	—
2020	—
2021	—

Total purchase commitments	1,683

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our consolidated financial statements as at June 30, 2018.

Class action

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in U.S. Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of our executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 alleging, among other things, that Seadrill, North Atlantic Drilling Ltd and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction. The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants’ Reply Brief was served on December 4, 2015. On June 21, 2016 the court issued an order granting the defendants’ Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days’ appeal period has expired without appeal and the matter is therefore closed. In connection with the voluntary requests for information concerning, among other things, statements in connection with payment of dividends, the inclusion of contracts in our backlog, and our contracts with Rosneft, we have been notified by the U.S. Securities and Exchange Commission that they are not taking any further action.

Sevan Drilling

On June 29, 2015, Sevan Drilling disclosed that it had initiated an internal investigation into activities with an agent under certain drilling contracts with Petrobras in Brazil, which were entered prior to the separation from the Sevan Marine Group. On October 16, 2015, Sevan Drilling further disclosed that Sevan Drilling ASA, previously the parent company of Sevan Drilling, had been accused of breaches of Sections 276a and 276b of the Norwegian Criminal Code in respect of payments made in connection with the performance during 2012 to 2015 of drilling contracts originally awarded by Petrobras to Sevan Marine ASA in the period between 2005–2008. On May 4, 2018, Sevan Drilling disclosed that Norway’s anti-corruption agency, Økokrim, had completed its investigation and that the charges had been dismissed. Accordingly no loss contingency has been recognized in Seadrill’s Consolidated Financial Statements.

Seabras Sapura joint venture

The Sapura Esmeralda, operates under a temporary Brazilian flag which expires on July 29, 2019. Seabras Sapura is currently in the process of applying for a registration with Brazilian authorities which will either entitle the vessel to permanently fly the Brazilian flag. There is a risk that if no permanent right to fly the Brazilian flag will be obtained, or that the temporary flag will be revoked and Seabras Sapura is unsuccessful in any appeals or in pursuing other available remedies, this could affect the operations of the Sapura Esmeralda and potentially impact its commercial agreements and related financing.

Patent infringement

In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that one of our drilling rigs operating in the U.S. Gulf of Mexico, along with two rigs owned by Seadrill Partners, violated Transocean patents relating to dual-activity. In the same year, we challenged the validity of the patents via the Inter Partes Review process within the U.S. Patent and Trademark Office. The IPR board held in March 2017 that the patents were valid. In May 2017 we appealed to the U.S. Federal Circuit Court of Appeal and in June 2018 the court affirmed the IPR decision. We do not believe that our rig(s) infringed the Transocean patents, which expired in the United States in May 2016, and we will continue to defend ourselves vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of December 31, 2017 as we do not believe the loss to be probable.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 26 – Supplementary cash flow information

The table below summarizes the non-cash investing and financing activities relating to the periods presented:

	Six Months Ended June 30,
(In $ millions)	2018	2017
Non-cash investing activities
Sale of rigs and equipment (1)	—	74
Non-cash financing activities
Repayment of debt following sale of rigs and equipment (1)	—	(74)
Dividend to non-controlling interests in VIEs (2)	—	(14)

(1)

During the period ended June 30, 2017, we completed the sale of the West Triton and West Resolute to Shelf Drilling, receiving cash consideration of $76 million. This comprised sales value of $150 million, offset by $74 million of principal debt repayments paid on behalf of us by Shelf Drilling.

(2)

During the period ended June 30, 2017 the Ship Finance VIEs that we consolidate declared dividends payable totaling $14 million to Ship Finance. Refer to Note 23 “Variable Interest Entities” for more details.

Note 27 – Assets held for sale

West Rigel

On December 2, 2015, NADL signed an amendment with Jurong Shipyard (“Jurong”) for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the “Unit”). The deferral period originally lasted until June 2, 2016, however this was subsequently extended to July 6, 2018.

In the event no employment was secured for the Unit, no alternative action is completed and following completion of the deferral period, we agreed with Jurong that we would form a Joint Asset Holding Company for joint ownership of the Unit, of which 23% was to be owned by us and 77% by Jurong.

On December 26, 2017, Jurong announced that a sale agreement, subject to conditions had been signed for West Rigel. As the agreement is pursuant to conditions being met, we continued to hold the asset within “Non-current assets held for sale” in the year ended December 31, 2017.

On April 5, 2018, we entered into a settlement and release agreement, subject to Bankruptcy Court approval, with Jurong whereby we agreed that our share of the sale proceeds from the sale of the West Rigel by Jurong would be $126 million. To reflect this as the asset held for sale value at December 31, 2017, a further $2 million loss on disposal was recognized in the Consolidated Statement of Operations.

On May 9, 2018 the West Rigel was sold by Jurong and we received a share of proceeds totaling $126 million.

(In $ millions)	Six months ended June 30, 2018	Year ended December 31, 2017
Opening balance at the beginning of the period	126	128
Sale of West Rigel	(126)	—
Loss on disposal	—	(2)

Non-current assets held for sale	—	126

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 28 – Subsequent Events

Emergence from Chapter 11

On July 2, 2018, we successfully completed our reorganization pursuant to our Chapter 11 plan of reorganization and emerged from Chapter 11. All conditions precedent to the restructuring contemplated by the Plan have been satisfied or otherwise waived. The Plan has re-profiled our debt by extending near term maturities and provided substantial liquidity that puts us in a strong position to execute its business plan.

The Plan equitized approximately $2.4 billion in unsecured bond obligations, more than $1 billion in contingent newbuild obligations, substantial unliquidated guaranty obligations, and c. $249 million in unsecured interest rate and currency swap claims. Additionally, the Plan reinstated c.$5.4 billion of senior secured credit facilities with extended maturities, provided us with over $1.0 billion in fresh capital and leaving employee, customer, and ordinary trade claims largely unimpaired.

The Plan provides for New Seadrill to serve as the parent holding company for Seadrill’s subsidiaries after Seadrill’s and the other Debtors’ emerged from bankruptcy. New Seadrill was initially formed as a wholly-owned subsidiary of Seadrill and has not conducted any material operations prior to the Effective Date of the Plan. As part of the Debtors’ emergence from bankruptcy on July 2, 2018, the economic interests in the existing shares of Seadrill were extinguished, Seadrill will be dissolved under Bermuda law, and common shares of New Seadrill were issued to the parties entitled thereto under the Plan and under the Investment Agreement. The corporate reorganization also included the formation of two intermediate holding company subsidiaries of New Seadrill and the formation of NSNCo, which issued its New Secured Notes to the commitment parties and to participants in a rights offering to purchase New Secured Notes.

New Secured Notes

On July 2, 2018, we raised $880 million of aggregate principle amount of 12.0% senior secured notes due in 2025. The notes bear interest at the annual rate of 4.00% payable in cash plus at the annual rate of 8.00% payable in kind. Under certain circumstances, we may elect to pay the amount of payment in kind interest payable on any interest payment date in cash at an annual rate of 8.00%. Interest will be payable semi-annually in arrears.

On August 8, 2018 these notes were admitted for listing on the Global Exchange Market of Euronext Dublin under the name Seadrill New Finance Limited.

Seadrill Limited

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Fresh Start Reporting

On the Effective Date, we expect to adopt fresh start reporting. Under fresh start reporting, the fair value of our assets and liabilities as of that date are expected to differ materially from the recorded values of our assets and liabilities as reflected in our historical Consolidated Financial Statements. In addition, we expect the adoption of fresh start accounting to materially affect the results of operations following the fresh start reporting date, as we will have a new basis in our assets and liabilities. Consequently, our historical financial statements would not be reliable indicators of our financial condition and results of operations for any period should we apply fresh start accounting

New Board of Directors

In accordance with the Plan, a newly constituted Board of Directors was appointed on July 2, 2018, consisting of John Fredriksen (chairman), Harald Thorstein, Kjell-Erik Østdahl, Scott D. Vogel, Peter J. Sharpe, Eugene I. Davis, and Birgitte Ringstad Vartdal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
September 27, 2018
	By:	/s/ Anton Dibowitz
	Name:	Anton Dibowitz
	Title:	Chief Executive Officer